UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2018

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

NATIONAL ENERGY SERVICES REUNITED CORP.

REPORT ON FORM 6-K

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2018

1

Basis of this Report on Form 6-K

On June 6, 2018, National Energy Services Reunited Corp. (“NESR,” “we,” “our,” “us” or similar terms) acquired all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “Business Combination”). As a result of the Business Combination, NESR is the accounting acquirer for accounting purposes, NPS and GES are acquirees and NPS is determined to be the accounting predecessor. The Business Combination was accounted for using the acquisition method of accounting, and the Successor (as defined below) financial statements reflect a new basis of accounting that is based on fair value of net assets acquired. See Note 4, Business combination, to the condensed consolidated interim financial statements included in “Item 1. Financial Statements” for further discussion of the Business Combination.

The historical financial information contained in this report on Form 6-K (this “Report”) includes periods that ended prior to the Business Combination. In this Report, unless we have indicated otherwise, or the context otherwise requires, references to the “Company” for time periods prior to June 6, 2018 refer to NPS, which is the “Predecessor” for accounting purposes, and for the time period from June 7, 2018 through September 30, 2018 refer to NESR and its consolidated subsidiaries, which is the “Successor” for accounting purposes. The financial statements of our Predecessor may not be indicative of the financial results that will be reported by us for periods subsequent to the Business Combination. The information contained in this Report should be read in conjunction with the information contained in our Current Report on Form 8-K filed with the SEC on June 12, 2018 (the “Super 8-K”) and our definitive proxy statement on Schedule 14A filed with the SEC on May 8, 2018 (the “Proxy Statement”).

Financial Information and Currency of Financial Statements

The financial statements included in this Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All references in this Report to “dollars” or “$” are to U.S. dollars, which is the reporting currency of the consolidated financial statements.

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PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands, except share data)

(Unaudited)

	Successor (NESR)	Predecessor (NPS)
	September 30, 2018	December 31, 2017

Assets
Current assets
Cash and cash equivalents	67,560	27,545
Accounts receivable, net	76,758	58,174
Unbilled revenue	96,895	24,167
Inventories	65,765	32,313
Other current assets	47,142	19,656
Total current assets	354,120	161,855
Non-current assets
Property, plant and equipment, net	304,727	264,269
Intangible assets	140,894	10
Goodwill	532,441	182,053
Other assets	8,836	11,385
Total assets	$1,341,018	$619,572

Liabilities and equity
Liabilities
Accounts payable	54,345	25,132
Accrued expenses	55,795	23,324
Current portion of loans and borrowings	16,368	-
Short-term borrowings	71,940	8,773
Other current liabilities	37,933	5,228
Total current liabilities	236,381	62,457

Loans and borrowings	266,964	147,024
Other liabilities	26,126	20,662
Total liabilities	529,471	230,143

Commitments	-	-
Equity
Successor preferred shares, no par value; unlimited shares authorized; none issued and outstanding Predecessor common stock, par value $1; 370,000,000 shares authorized; 342,250,000 shares issued and outstanding at December 31, 2017	-	342,250
Successor common stock, no par value; unlimited shares authorized; 85,562,769 shares issued and outstanding at September 30, 2018	801,546	-
Predecessor convertible redeemable shares	-	27,750
Additional paid in capital	331	3,345
Retained earnings	8,745	18,480
Accumulated other comprehensive (loss)	-	(436)
Total shareholders’ equity	810,622	391,389
Non-controlling interests	925	(1,960)
Total equity	811,547	389,429
Total liabilities and equity	$1,341,018	$619,572

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(In thousands, except share data)

(Unaudited)

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	Period from July 1 to September 30	Period from June 7 to September 30	Period from January 1 to June 6	Period From July 1 to September 30	Period From January 1 to September 30

Revenues	$145,580	$190,566	$137,027	$70,453	$193,781
Cost of products and services	(102,349)	(139,404)	(104,242)	(50,551)	(142,722)
Gross profit	43,231	51,162	32,785	19,902	51,059
Selling, general and administrative expense	(13,759)	(22,779)	(19,969)	(7,514)	(22,851)
Amortization	(3,577)	(5,116)	(10)	(158)	(304)
Operating income	25,895	23,267	12,806	12,230	27,904
Interest expense, net	(6,199)	(8,099)	(4,090)	(712)	(3,985)
Other income (expense), net	450	(18)	362	(1,151)	(1,339)
Income before income taxes	20,146	15,150	9,078	10,367	22,580
Income taxes	(3,989)	(2,960)	(2,342)	313	(1,641)
Net income	16,157	12,190	6,736	10,680	20,939
Net income (loss) attributable to non-controlling interests	47	(172)	(881)	(558)	(1,770)
Net income attributable to shareholders	$16,110	$12,362	$7,617	$11,238	$22,709

Weighted average shares outstanding
Basic	85,562,769	85,562,769	348,524,566	342,250,000	342,250,000
Diluted	85,912,715	85,840,312	370,000,000	370,000,000	370,000,000

Net earnings per share
Basic	0.19	0.14	0.02	0.03	0.07
Diluted	0.19	0.14	0.02	0.03	0.06

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements Of Comprehensive Income

(In thousands)

(Unaudited)

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	Period from July 1 to September 30	Period from June 7 to September 30	Period from January 1 to June 6	Period from July 1 to September 30	Period from January 1 to September 30

Net income	$16,157	$12,190	$6,736	$10,680	$20,939

Foreign currency translation adjustments	-	-	(16)	364	338
Other comprehensive earnings	16,157	12,190	6,720	11,044	21,277

Total comprehensive earnings	$16,157	$12,190	$6,720	$11,044	$21,277

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements Shareholders’ equity

(In thousands, except share data)

(Unaudited)

Predecesor (NPS)	Shares Outstanding	Common Stock	Redeemable Convertible Shares Outstanding	Redeemable Convertible Shares	Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Company Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity

Balance at January 1, 2018	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429

Net income (loss)							7,617	7,617	(881)	6,736
Foreign currency translation adjustment						(16)		(16)		(16)
Conversion of redeemable shares	6,274,566	6,275	(6,274,566)	(6,275)				-		-
Dividends paid							(48,210)	(48,210)		(48,210)
Amount of Provision for Zakat							(766)	(766)		(766)
Balance at June 6, 2018	348,524,566	$348,525	21,475,434	$21,475	$3,345	$(452)	$(22,879)	$350,014	$(2,841)	$347,173

Successor (NESR)	Ordinary Shares		Redeemable Convertible Shares Outstanding	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
Balances at June 7, 2018	11,730,425	$56,602	-			$(4,611)	$51,991		$51,991
Reclassification of shares previously subject to redemption	16,921,700	165,188					165,188		165,188
Redeemed shares	(1,916,511)	(19,379)					(19,379)		(19,379)
Shares issued to acquire NPS	25,077,277	255,537					255,537		255,537
Shares issued to acquire GES	28,346,229	288,848					288,848		288,848
Shares issued to related party for loan fee and transaction costs	266,809	2,719					2,719		2,719
Shares issued in secondary offering	4,829,375	48,294					48,294		48,294
Shares issued for IPO underwriting fees	307,465	3,737					3,737		3,737
Shares issued through Restricted Stock Units				331			331		331
Business combination non-controlling interest								(951)	(951)
Non - controlling interest							-	3,042	3,042
Acquisition of noncontrolling interest during the period						994	994	(994)	-
Net income (loss) through September 30, 2018						12,362	12,362	(172)	12,190
Balances at September 30, 2018	85,562,769	$801,546	-	$331	-	$8,745	$810,622	$925	$811,547

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

6

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Sucessor (NESR)	Predecessor (NPS)
	Period from June 7 to September 30, 2018	Period from January 1 to June 6, 2018	Period from January 1 to September 30, 2017

Cash Flows from Operating Activities:
Net income	$12,190	$6,736	$20,939
Adjustments to reconcile net income to net cash provided by operating activities:	-	-
Depreciation and amortization	24,155	17,284	28,389
Shares issued for transaction costs	2,175
(Loss) on disposal of assets, net	(684)	-	(216)
Accrued interest	8,001	3,350	2,139
Deferred tax (asset)	948
Bad Debt Expense	629	2,402	949
Other operating activities, net	603	1,442	506
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	10,178	(15)	(10,757)
(Increase) in inventories	(2,297)	(2,080)	(5,911)
(Increase) in prepaid expenses	(2,943)	(759)	(2,153)
(Increase) in other current assets	(21,866)	(16,257)	(1,588)
Decrease (increase) in other long term assets	312	(544)	-
Increase (decrease) accounts payable and accrued liabilities	(14,629)	7,335	12,556
Increase in other current liabilities	(2,341)	1,932	3,264
Net cash provided by operating activities	14,431	20,826	48,117

Cash Flows from Investing Activities:
Proceeds from the Company’s Trust Account	231,782	-	-
Capital expenditures	(16,169)	(9,861)	(36,030)
Acquisition of business, net of cash acquired	(285,081)	(1,098)	(625)
Proceeds from disposal of assets	4,432		288
Other investing activities	330	-	-
Net cash used in investing activities	(64,706)	(10,959)	(36,367)

Cash Flows from Financing Activities:
Redemption of ordinary shares	(19,380)	-	-
Proceeds from issuance of shares	48,294	-	-
Proceeds from borrowings	100,000	47,063	-
Payment of deferred underwriting fees	(5,333)	(164)	(2,885)
Proceeds from lines of credit and other debt	-	-	749
Dividend paid	-	(48,210)	(5,000)
Other financing activities, net	(5,792)	(4,429)	(1,734)
Net cash provided by (used in) financing activities	117,789	(5,740)	(8,870)

Effect of exchange rate changes on cash	-	(16)	(40)
Net increase in cash	67,514	4,111	2,840
Cash, beginning of period	46	27,545	25,534
Cash, end of period	$67,560	$31,656	$28,374

Supplemental disclosure of cash flow information
Interest paid	3,724	3,636	4,222
Taxes paid	3,129	345	358

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

7

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

1.	Description of business

National Energy Services Reunited Corp. is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS and GES, is a regional provider of products and services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific (“APAC”) regions.

NESR was originally incorporated in the British Virgin Islands as a special purpose acquisition company on January 23, 2017 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities.

NESR filed a registration statement for its initial public offering on May 11, 2017, and on May 17, 2017, NESR sold 21,000,000 units, each consisting of one ordinary share and one warrant, generating gross proceeds of $210 million. Simultaneously with the closing of its initial public offering, NESR consummated the sale of 11,850,000 warrants (the “Private Warrants”) at a price of $0.50 per warrant in a private placement to its sponsor, NESR Holdings Ltd. (“NESR Holdings”), generating gross proceeds of $5.9 million. Each warrant entitles the holder to purchase one-half of one ordinary share. On May 30, 2017, in connection with the underwriters’ election to partially exercise their over-allotment option, NESR consummated the sale of an additional 1,921,700 units at $10.00 per unit and the sale of an additional 768,680 Private Warrants at $0.50 per warrant, generating total gross proceeds of $19.6 million.

Following the closing of the above transactions, an aggregate amount of $229.2 million from the net proceeds of the sale of the units in the initial public offering and the Private Warrants was placed in a trust account (“Trust Account”) until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account.

On June 6, 2018 (the “Closing Date”), NESR consummated the Business Combination, acquiring all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy Company SAOC (“GES”). Consequently, the proceeds held in the Trust Account aggregating to $231.8 million (including interest) were released.

2.	Basis of presentation

The accompanying condensed consolidated interim financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial reporting purposes. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated interim financial statements should be read in conjunction with the Super 8-K and the Proxy Statement.

The Business Combination was accounted for under Accounting Standards Codification (“ASC”) Topic 805, Business Combination. Pursuant to ASC 805, NESR was determined to be the accounting acquirer based on evaluation of the facts and circumstances including:

●	The transfer of cash by NESR;

●	NESR’s executive management comprise the C-Suite of the combined company;

●	NESR’s right to designate members of the board; and

●	NESR initiated the Business Combination.

As a result of the Business Combination, NPS and GES are acquirees and NPS is determined to be the accounting “Predecessor”. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NESR is the “Successor” for periods after the Closing Date, which includes the consolidated financial results of both NPS and GES. The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for both NPS and GES that is based on the fair value of assets acquired and liabilities assumed. See Note 4, Business combination, for further discussion on the Business Combination. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor period and for the Successor period are presented on a different basis of accounting and are, therefore, not comparable. The historical information of NESR prior to the Business Combination has not been reflected in the Company’s financial statements prior to June 7, 2018, as it was not deemed the Predecessor.

8

In the accompanying condensed consolidated interim financial statements, the Successor periods are for the three months ended September 30, 2018 (“Successor Quarter”) and from June 7, 2018 to September 30, 2018 (“Successor Period”) and the Predecessor periods are for the three months ended September 30, 2017 (“2017 Predecessor Quarter”), January 1, 2018 to June 6, 2018 (“Predecessor Period”) and for the nine months ended September 30, 2017 (“2017 Predecessor Period”). Statement of income activity of NESR prior to the closing of the Business Combination is recorded in the opening retained earnings as of June 7, 2018.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards preliminary purchase price allocation for the acquisition of NPS and GES, allowance for doubtful accounts, impairment of property, plant and equipment, goodwill and intangible assets, provision for inventories obsolescence, recoverability of unbilled revenue, provision for liabilities pertaining to uncertain tax positions, recoverability of deferred taxes and contingencies and actuarial assumptions in employee benefit plans.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated interim financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from our estimates.

In the opinion of management, all adjustments considered necessary for a fair statement of financial results have been made. Such adjustments consist of only those that are normal recurring in nature. Interim results are not necessarily indicative of the results that may be expected for the entire fiscal year.

Reclassifications

We have made certain reclassifications to our prior period amounts in our balance sheet to conform to the current period presentation. Such reclassifications did not have a material effect on our condensed consolidated balance sheet.

3.	Summary of significant accounting policies

Consolidation

The Company consolidates entities in which the Company has a majority voting interest and entities that meet the criteria for variable interest entities for which the Company is deemed to be the primary beneficiary for accounting purposes. The Company eliminates intercompany transactions and accounts in consolidation. The Company applies the equity method of accounting for an investment in an entity if it has the ability to exercise significant influence over the entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which the Company is not deemed to be the primary beneficiary. The Company applies the cost method of accounting for an investment in an entity if it does not have the ability to exercise significant influence over the unconsolidated entity. The Company separately presents within equity on the consolidated balance sheets the ownership interests attributable to parties with non-controlling interests in our consolidated subsidiaries, and separately presents net income attributable to such parties on the consolidated statements of operations.

9

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial accounting and tax basis of assets and liabilities that will result in future deductible or taxable amounts, based on enacted tax laws and rates applicable to the periods in which the deductible or taxable temporary differences are expected to affect taxable income. Valuation allowances are established when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

ASC Topic 740 prescribes a recognition and measurement threshold for evaluating tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position, based solely on the technical merits, must be more-likely-than-not to be sustained upon examination by taxing authorities. The Subsidiaries operate in multiple tax jurisdictions in the Middle East, North Africa and Asia. The Company has provided for income taxes based on enacted tax laws and tax rates in effect in the foreign countries where the Company operates and earns income. The income taxes in these jurisdictions vary substantially. The Company engages in transactions in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by the Company’s management in assessing and estimating the tax consequences of these transactions. While the Company prepares tax returns based on interpretations of tax laws and regulations, in the normal course of business the tax returns may be subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of the Company’s income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained. The Company’s management has not completed its review of unrecognized tax benefits at the Subsidiaries related to the Business Combination.

Net income per ordinary share

Basic income per ordinary share was computed by dividing basic net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share was computed by dividing diluted net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

Concentration of credit risk

The Company’s assets that are exposed to concentrations of credit risk consist primarily of cash and receivables from customers. The Company places its cash with financial institutions and limits the amount of credit exposure with any one of them. The Company regularly evaluates the creditworthiness of the issuers in which it invests. The Company minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

10

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, loans and borrowings, contingent payment and an embedded derivative. Other than the embedded derivative and contingent consideration, the fair value of the Company’s financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying condensed consolidated balance sheet, primarily due to their short-term nature.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities.

●	Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 - Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount. No interest is charged on past-due balances. The Company grants credit to customers based upon an evaluation of each customer’s financial condition. The Company periodically monitors the payment history and ongoing creditworthiness of customers. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowances management considers historical losses adjusted to take into account current market conditions and the customer’s financial conditions, the amount of receivable in dispute, current receivables ageing and current payment patterns. Significant accounts receivable balances and balances that have been outstanding greater than 90 days are reviewed for collectability. Account balances, when determined to be uncollectable, are charged against the allowance.

Service inventories

The Company’s service inventory consists of spare parts, chemicals and raw materials to support ongoing operations which are held for the purpose of service contracts and are measured at the lower of cost or net realizable value. The cost is based on the weighted average cost principle and includes expenditures incurred in acquiring the service inventories. Net realizable value is the estimated selling price less estimated costs of completion and selling expenses incurred in the ordinary course of business.

The Company determines reserves for service inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions and estimates about potential alternative uses, which are limited.

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Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. The cost of ordinary maintenance and repair is charged to operating expense, while replacement of critical components and major improvements that extend the life of the related asset are capitalized. Capital work in progress mainly represents costs incurred on drilling rigs and equipment that are in transit at the reporting date. No depreciation is charged to capital work in progress. Depreciation of property, plant and equipment is calculated using the straight-line method over the asset’s estimated useful life as follows:

Buildings and leasehold improvements	5 to 25 years or the estimated lease period, whichever is shorter
Drilling rigs, plant and equipment	3 to 15 years
Furniture and fixtures	5 years
Office equipment and tools	3 to 6 years
Vehicles and cranes	5 to 8 years

Property, plant and equipment is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of an asset or asset group may not be recoverable. Events or circumstances that may indicate include, but are not limited to, matters such as a significant decline in market value or a significant change in business climate (“triggering events”). An impairment loss is recognized when the carrying value of an asset exceeds the estimated undiscounted future cash flows from the use of the asset and its eventual disposition.

The amount of impairment loss recognized is the excess of the asset’s carrying value over its fair value. In determining the fair market value of the assets, the Company considers market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis. The Company has not recorded any impairment charges of property, plant and equipment in the accompanying consolidated statement of operations for any of the periods presented.

Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell. Upon sale or other disposition of an asset, the Company recognizes a gain or loss on disposal measured as the difference between the net carrying value of the asset and the net proceeds received.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair-value based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates, operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value. The Company has not recorded any impairment charge for goodwill in the accompanying consolidated statement of operations for any of the periods presented.

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The Company’s intangible assets with finite lives consist of customer contracts, trademarks and trade names and software. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit, ranging from five to nine years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

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Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. The Company assesses the recoverability of the carrying amount by preparing estimates of future revenue, margins and cash flows. If the sum of expected future cash flows (undiscounted) is less than the carrying amount, an impairment loss is recognized. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models.

Commitments and contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. In circumstances where the most likely outcome of a contingency can be reasonably estimated, the Company accrues a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than others, the low end of the range is accrued. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous judgments with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Revenue recognition

The Company’s revenues are generated principally from providing services and related equipment as well as renting tools and equipment.

Revenues associated with services are recognized when the services are rendered and collectability is reasonably assured. Revenues from services and equipment are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. Rates for services and equipment are priced on a per day, per unit of measure, per man hour or similar basis. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the condensed consolidated statements of operations. Services performed but not billed at the end of the reporting period are classified as unbilled revenues. Unbilled revenues for services performed are calculated based on the rates stated in the purchase orders or contracts with the customers. Unbilled revenues are typically billed within one to six months depending on the nature of customer contract.

Revenue associated with the rental of tools and equipment is recorded on the basis of daily hire rates applicable under the relevant agreement on a straight-line basis.

Segment information

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources. Similar operating segments can be aggregated into a single operating segment if the businesses are similar. Management has determined that the Company has two operating segments and two reportable segments, which reflects the manner in which the CODM operates the Company. The Company’s CODM is its Chief Executive Officer.

Stock-based compensation arrangements

The Company recognizes all employee stock-based compensation as a cost in the condensed consolidated interim financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model and estimates the number of forfeitures expected to occur. The Company’s estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, estimates of forfeitures, the Company’s performance, and related tax impacts. The Company has a long-term incentive plan that has been approved by the board of directors and shareholders.

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Derivative financial instruments

The Company evaluates all of its financial instruments, including stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as an embedded derivative. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as other income (expense).

Recent accounting pronouncements

As an emerging growth company, the Company has elected the option to defer the effective date for adoption of new or revised accounting guidance. This option allows the Company to adopt new guidance on the effective date for entities that are not public business entities.

Recently issued accounting standards not yet adopted

On August 28, 2018 the Financial Accounting Standards Board (FASB), issued Accounting Standards Update (ASU) No 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” ASU No. 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in ASU No. 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

On August 6, 2018 the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements”. This ASU is intended to reduce costs and ease implementation of the leases standard for financial statement preparers. ASU 2018-11 provides a new transition method and a practical expedient for separating components of a contract. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Additionally, the amendments in ASU 2018-11 provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606). This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” ASU 2018-07 expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

On February 14, 2018, the FASB issued ASU No. 2018-02, “Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (AOCI).” These amendments provide an option to reclassify stranded tax effects with AOCI to retained earnings in each period in which the effect of the change in the U.S. federal corporate tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The ASU requires financial statement disclosures that indicate a description of the accounting policy for releasing income tax effects from AOCI; whether there is an election to reclassify the stranded income tax effects from the Tax Cuts and Jobs Act and information about the other income tax effects are reclassified. These amendments affect any organization that is required to apply the provisions of Topic 220, Income Statement-Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by U.S. GAAP. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”, which amends the presentation of net periodic pension and postretirement benefit cost (“net benefit cost”). The service cost component of net benefit cost will be bifurcated and presented with other employee compensation costs, while other components of net benefit costs will be presented separately outside of income from operations. The standard is required to be applied on a retrospective basis and will be for annual periods beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

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In January 2017, the FASB issued ASU No. 2017-04 “Simplifying the Test for Goodwill.” The update amends Accounting Standard Codification No. 350 Intangibles - Goodwill and Other, provides guidance that simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in today’s two-step impairment test under accounting topic 350. The amendments in this update will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2021. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Clarifying the Definition of a Business”. This standard clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of asset or business. This update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years and should be applied prospectively. Early adoption is allowed for transactions that occurred before the issuance date or effective date of the amendments only when the transaction has not been reported in the financial statements previously issued. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 “Classification of Certain Cash Receipts and Cash Payments”. This update amends Accounting Standard Codification Topic No. 230 “Statement of Cash Flows” and provides guidance and clarification on presentation of certain cash flow issues. This update will be effective for the Company for its fiscal year beginning after December 15, 2018, and for interim periods within those fiscal years. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments”. The new standard amends the impairment model for trade receivables, net investments in leases, debt securities, loans and certain other instruments to utilize an expected loss methodology in place of the currently used incurred loss methodology. This pronouncement is effective for annual periods beginning after December 15, 2020, including interim periods within those annual periods. Early adoption will be permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09 “Improvements to Employee Share-Based Payment Accounting”. This update requires that entities record all of the tax effects related to share-based payments at settlement (or expiration) through the income statement. This update will be effective for the Company for its fiscal year beginning after December 15, 2017 and for interim periods within those annual periods. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, a new standard on accounting for leases. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update requires equity investments that do not result in consolidation and are not accounted for under the equity method to be measured at fair value with changes recognized in net income. However, an entity may elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This update is effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 sets forth a five-step model for determining when and how revenue is recognized. Under the model, an entity will be required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), which deferred the effective date of ASU 2014-09 for all entities by one year and is effective for the Company’s fiscal year beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently analyzing the provisions of the pronouncement and assessing the impact of the new standard on revenue contracts and expects to complete its evaluation by the fourth quarter of fiscal 2018.

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4.	Business combination

On June 6, 2018, NESR consummated the Business Combination and related financing transactions, acquiring all of the issued and outstanding equity interests of NPS and GES.

NPS is a regional provider of products and services to the oil and gas industry in the MENA and APAC regions. Its revenues are primarily derived from services provided during the drilling, completion and production phases of an oil or natural gas well. NPS operates in 12 countries with the majority of its revenues derived from operations in the Kingdom of Saudi Arabia, Algeria, Qatar, UAE and Iraq.

GES provides drilling equipment for rental and related services, well engineering services and directional drilling services imports, and sells oilfield equipment and renders specialized services to oil companies in the Sultanate of Oman, the Kingdom of Saudi Arabia, Algeria, Kuwait and Yemen.

Description of the NPS Transaction

First closing. Pursuant to a stock purchase agreement, dated as of November 12, 2017, among NESR and Hana Investments Co. WLL (“Hana Investments”), as purchasers, the NPS selling stockholders, as sellers, and NPS, Hana Investments agreed to pay $150.0 million to NPS selling stockholders in exchange for 83,660,878 shares of NPS. This payment was made on January 14, 2018.

Second closing. At closing of the Business Combination, following approval by the NESR shareholders, NESR purchased the remaining outstanding NPS shares with $292.8 million in cash and 11,318,828 NESR ordinary shares for the balance of the purchase price, adjusted for any NPS Leakage. “NPS Leakage” is defined in the NPS stock purchase agreement to cover transfers or removals of assets from NPS for the benefit of the NPS selling stockholders, other than receivable proceeds, which may have occurred between the Locked Box Date (as defined in the NPS stock purchase agreement) and the Closing Date.

Contemporaneously with the Closing Date, Hana Investments agreed to transfer the 83,660,878 NPS shares it acquired from the NPS selling stockholders to NESR in exchange for NESR ordinary shares valued at $11.244 per share, which resulted in the issuance of 13,340,448 NESR ordinary shares to Hana Investments. In addition, NESR agreed to pay Hana Investments an amount of interest accrued from the date of the payment of the $150.0 million to the NPS selling stockholders until the Closing Date, up to $4.7 million in cash or 418,001 NESR ordinary shares. On the Closing Date, the Company paid interest totaling $4.7 million in NESR ordinary shares. NESR, in accordance with the NPS stock purchase agreement, paid an additional $7.6 million in cash as contingent consideration for the renewal of a major customer contract by NPS at closing of the Business Combination.

The stock purchase agreement contains earn-out mechanisms that enable the sellers to receive additional consideration after the closing of the Business Combination as follows:

●	First Equity Stock Earn-Out: Up to 1,671,704 NESR ordinary shares will be issued to the NPS selling stockholders if the 2018 EBITDA (earnings before income taxes, depreciation and amortization) of NESR satisfies scheduled financial thresholds.
●	Second Equity Stock Earn-Out: Up to an additional 1,671,704 NESR ordinary shares will be issued to the NPS selling stockholders if the 2018 EBITDA of NESR satisfies scheduled thresholds higher than the First Equity Stock Earn-Out financial thresholds.

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The equity earn-outs at close were fair valued at $16.2 million and, provided 2018 EBITDA targets are met, NESR ordinary shares would be issued in fiscal year 2019.

NESR was also required to make additional payments for delays in receiving shareholder approval to complete the Business Combination. The NPS selling stockholders had negotiated a fee (the “Ticker Fee”) that began to accrue daily on cash not paid by January 1, 2018. On June 6, 2018, NESR entered into an agreement with the NPS selling stockholders to waive a portion of the accrued Ticker Fee. The resulting final Ticker Fee amounted to $13.4 million, which was paid in cash, and NESR agreed to reimburse the NPS selling stockholders for $5.2 million of fees, costs and expenses related to the acquisition by NESR of all of the outstanding NPS shares.

Description of the GES Transaction

On June 6, 2018, NESR acquired 88% of the outstanding shares of GES from certain owners of GES in exchange for the issuance of 25,309,848 NESR ordinary shares, and NESR Holdings acquired the remaining 12% of the outstanding shares of GES for a total cash purchase price of $29.3 million (collectively, the “GES Transaction”), subject to certain adjustments. These adjustments relate to permitted Leakage (as defined in the GES stock purchase agreements), which may have occurred between the Locked Box Date (as defined in the GES stock purchase agreements) and the Closing Date. NESR Holdings organized financing of the acquisition through certain loan contracts with 11 investors (the “GES Investors”). NESR Holdings then assigned the GES shares which it acquired to NESR, and NESR assumed the obligation to satisfy the loan contracts. The loan contracts allowed for the GES Investors to receive either NESR ordinary shares, GES shares or cash in satisfaction of the loans, and in most of these contracts such election was at NESR’s discretion, subject to GES Investors having the right for 21 days after filing of the Proxy Statement to reject in writing acceptance of NESR ordinary shares. NESR elected to issue NESR ordinary shares to satisfy the loan contracts, and the GES Investors did not elect to reject in writing their acceptance of said NESR ordinary shares. The loan contracts were interest bearing and accrued interest of $1.1 million upon settlement, with such interest being paid in NESR ordinary shares. NESR issued a total of 3,036,381 NESR ordinary shares in settlement of the loan contracts and accrued interest.

Description of the Hana Loan

On June 5, 2018, NESR entered into a Loan Agreement with Hana Investments, pursuant to which NESR borrowed $50.0 million (the “Hana Loan”) on an unsecured basis. For a description of the Hana Loan, see Note 9, Debt.

Financing of Business Combination

Consideration for the Business Combination was funded through the following sources and transactions:

●	investments and cash equivalents held in trust of $202.1 million related to NESR’s initial public offering of units;

●	use of cash and cash equivalents acquired from the acquisition of NPS of $18.7 million towards payment of the Ticker Fee and reimbursement of NPS selling shareholders expenses;

●	issuance of 4,829,375 NESR ordinary shares for $48.3 million to MEA Energy Investment Company 2 Ltd. (the “Backstop Investor”) pursuant to a backstop commitment (the “Backstop Commitment”). The funds received from such Backstop Commitment were used to help fund the cash portion of the consideration to the NPS selling stockholders, transaction expenses in the Business Combination, and for other general corporate purposes;

●	the borrowing of $50.0 million from Hana Investments;

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●	the issuance of 13,758,449 NESR ordinary shares to Hana Investments in exchange for its NPS shares and as payment for interest accrued on Hana Investments’ $150.0 million purchase of NPS shares. Based on negotiations between NESR and Hana Investments, NESR paid $4.7 million of accrued interest in the form of NESR ordinary shares;

●	the issuance of 11,318,828 NESR ordinary shares to the NPS selling stockholders in exchange for their NPS shares;

●	the issuance of 25,309,848 NESR ordinary shares to certain owners of GES in exchange for their GES shares; and

●	the assumption and subsequent conversion of the GES loan contracts and related interest from NESR Holdings into 3,036,381 NESR ordinary shares in exchange for its GES shares.

The following summarizes the total consideration to purchase all of the issued and outstanding equity interests of NPS and GES (in thousands):

	NPS		GES
	Value	Shares	Value	Shares	Total

Cash consideration	$319,015	-	$-	-	$319,015
Total consideration – cash	319,015				319,015

NESR ordinary share consideration	255,537	25,077	257,907	25,310	513,444
Assumption of Loan Contracts and related interest from NESR Holdings (including conversion into NESR ordinary shares)	-	-	30,941	3,036	30,941
Total consideration - equity(1)	255,537	25,077	288,848	28,346	544,385

Estimated earn-out mechanisms	16,203		-	-	16,203

Total consideration	$590,755		$288,848		$879,603

(1)	The fair value of NESR ordinary shares was determined based upon the $10.19 per share closing price of NESR ordinary shares on June 6, 2018, the closing date of the Business Combination.

Accounting treatment

The Business Combination is accounted for under ASC 805. Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. Refer to Note 2, Basis of presentation, for more information. NPS and GES both constitute businesses, with inputs, processes, and outputs. Accordingly, the acquisition of NPS and GES both constitute the acquisition of a business for purposes of ASC 805, and due to the change in control of each of NPS and GES, was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from NPS and GES. The preliminary allocation of the consideration to the tangible and intangible assets acquired and liabilities assumed is based on various estimates. The purchase price allocation for the Business Combination is preliminary because of the timing of the Business Combination, calculation of working capital adjustments based on agreements between NESR and the selling shareholders, evaluation of legal contingencies and complexities in the valuation process. As such, material adjustments may result when the estimates are finalized, which will not extend beyond one year from the acquisition date. These adjustments will be recognized in the reporting period in which the adjustment amounts are determined. The following table summarizes the preliminary allocation of the purchase price allocation (in thousands):

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Allocation of consideration

	NPS	GES
	(In thousands)
Cash and cash equivalents	$31,619	$5,206
Accounts receivable	55,788	19,145
Unbilled revenue	41,378	45,343
Inventories	33,652	31,092
Current assets	19,463	8,194
Property, plant and equipment	216,799	94,877
Intangible assets	94,000	52,010
Other assets	7,456	2,002
Total identifiable assets acquired	500,155	257,869

Accounts payable	26,457	31,113
Accrued expenses	28,686	25,388
Current portion of loans and borrowings	-	16,368
Short-term borrowings	55,836	9,000
Current liabilities	7,159	11,558
Loans and borrowings	149,399	25,098
Other liabilities	23,549	2,202
Noncontrolling interest	(2,841)	1,890
Net identifiable liabilities acquired	288,245	122,617
Total fair value of net assets acquired	211,910	135,252
Goodwill	378,845	153,596
Total gross consideration	$590,755	$288,848

In the Successor Quarter, the Company updated its valuation of certain identifiable assets and liabilities as of June 6, 2018. These measurement period changes resulted in an increase of $56.8 million to goodwill. Corresponding changes were made to specific identifiable assets including a reduction to intangible assets of $32 million, property, plant and equipment of $15.5 million and accounts receivable of $12.6 million. Furthermore, other receivables, accounts payable, investments in joint ventures and other current liabilities were reduced by $4.7 million, $5.7 million, $2.6 million and $5.0 million, respectively. These adjustments had no material impact on the net income or total shareholders’ equity for the Successor Quarter.

The gross contractual amount of accounts receivable at the closing date of the Business Combination was $60.8 million and $20.5 million for NPS and GES, respectively.

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is as follows (in thousands):

Intangible assets

	Fair Value
	NPS	GES	Total	Useful Life
	(In thousands)
Customer contracts	$77,000	$43,010	$120,010	10 years
Trademarks and trade names	17,000	9,000	26,000	8 years
Total intangible assets	$94,000	$52,010	$146,010

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Goodwill

$532.4 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces at the Subsidiaries. The amount allocated to goodwill and other intangible assets are subject to final adjustment to reflect the final valuations. Further, the Company is in the process of allocating the value of its intangible assets to the various entities. These allocations could have a material impact on the amount of deferred tax liabilities recognized associated with intangible assets, if any, and the amount allocated to goodwill.

In accordance with FASB ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the quarter in which the determination is made may be recognized.

Transaction costs

The Company incurred $17.2 million in advisory, legal, accounting, and management fees and $2.2 million of transaction costs paid in NESR shares through September 30, 2018, which includes the amounts the Company had spent prior to the closing of the Business Combination. These costs are recorded in general and administrative expense in the condensed consolidated statement of operations in connection with the Business Combination. Transaction costs are reported as a cash outflow from operating activities by the Company.

Pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro forma basis, as if the Business Combination had been consummated on January 1, 2017 for three months and nine months ended September 30, 2018 and 2017 (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues	145,580	117,890	394,496	336,693
Net income	16,157	21,969	29,754	26,011

These pro forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a combined company during the periods presented and are not necessarily indicative of consolidated results of operations in future periods. The pro forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the Business Combination are included in the earliest period presented.

NPS revenue of $105 million and $275 million and net income of $17.9 million and $26.8 million, respectively, are included in the condensed consolidated statement of operations for the Successor Quarter and nine months ending September 30, 2018.

GES revenue of $40.5 million and $119 million and net income of $4.3 million and $3.2 million, respectively, are included in the condensed consolidated statement of operations for the Successor Quarter and nine months ending September 30, 2018.

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5.	Accounts receivable

The following table summarizes the accounts receivables for the periods as set forth below (in thousands):

	Successor (NESR) September 30, 2018	Predecessor (NPS) December 31, 2017
Trade receivables	$83,762	$54,143
Other	-	8,137
Less: allowance for doubtful accounts	(7,004)	(4,106)
Total	$76,758	$58,174

Trade receivables relate to the sale of services and products, for which credit is extended based on our evaluation of the customer’s credit-worthiness. The Company recorded an allowance for doubtful accounts of $0.6 million, $0.6 million, $2.4 million, $0.9 million and $0.9 million during the Successor Quarter, Successor Period, Predecessor Period, 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively, in the consolidated statement of operations. The balance of allowance for doubtful accounts was $7.0 million and $4.1 million, as of September 30, 2018 and December 31, 2017, respectively.

6.	Service inventories

The following table summarizes the service inventories for the periods as set forth below (in thousands):

	Successor (NESR) September 30, 2018	Predecessor (NPS) December 31, 2017

Spare parts	$33,325	$14,862
Chemicals	19,906	17,963
Raw materials	204	204
Consumables	16,498	237
Total	69,933	33,266
Less: allowance for obsolete and slow moving inventories	(4,168)	(953)
Total	$65,765	$32,313

The Company recorded allowance (credit) for obsolete service inventories of ($0.2) million, $1.1 million, $0.7 million, $0.2 million and $0.5 million during the Successor Quarter, Successor Period, Predecessor Period, 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively, in the consolidated statement of operations. The balance of allowance for obsolete and slow-moving service inventories was $4.2 million and $1.0 million as of September 30, 2018 and December 31, 2017, respectively.

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7.	Property, plant and equipment

As described in Note 4, as a result of the Business Combination, property, plant and equipment were adjusted to reflect estimated fair value at the closing date for the Successor Period. Property, plant and equipment, net of accumulated depreciation, consist of the following at September 30, 2018 (Successor) and December 31, 2017 (Predecessor) (in thousands):

	Estimated Useful Lives (in years)	Successor (NESR) September 30, 2018	Predecessor (NPS) December 31, 2017
Buildings and leasehold improvements	5 to 25	$14,324	$33,127
Drilling rigs, plant and equipment	3 to 15	243,825	409,462
Furniture and fixtures	5	1,408	2,871
Office equipment and tools	3 to 6	40,804	6,822
Vehicles and cranes	5 to 8	3,713	8,977
Less: Accumulated depreciation and impairment		(17,442)	(212,023)
Land		5,266	9,380
Capital work in progress		12,829	5,653
Total		$304,727	$264,269

The Company recorded depreciation expense of $14.2 million $19 million, $9.3 million, $8.9 million and $28.1 million during the Successor Quarter, Successor Period, Predecessor Period, 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively, in the consolidated statement of operations.

8. Goodwill and intangible assets

Goodwill

During the Successor Quarter, goodwill was allocated to reporting segments proportionately based on EBITDA (as defined in Note 18, Reportable Segments). Changes in the carrying amount of goodwill for September 30, 2018 (Successor) are as follows (in thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2017 (Predecessor)			182,053
Elimination of Predecessor goodwill			(182,053)
Acquisition of businesses	391,308	141,133	532,441
Balance as of September 30, 2018 (Successor)	$391,308	$141,133	$532,441

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets subject to amortization (in years):

Amortization
Customer contracts	10.0
Trademarks and trade names	8.0
Total intangible assets	9.6

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The details of our intangible assets subject to amortization are set forth below (in thousands):

	Successor			Predecessor
	September 30, 2018			December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts	$120,010	$(4,000)	$116,010	$58,770	$(58,760)	$10
Trademarks and trade names	26,000	(1,116)	24,884	-	-	-
Total intangible assets	$146,010	$(5,116)	$140,894	$58,770	$(58,760)	$10

9.	Debt

Short-term debt

The Company’s short-term debt obligations consist of the following (in thousands):

	Successor (NESR) September 30, 2018	Predecessor (NPS) December 31, 2017

Hana Loan	$50,000	$-
Less: unamortized Hana loan origination fee	(385)	-
Less: fair value deriviative liability in Hana loan	(509)	-
Other short term borrowings	22,834	8,773
Short-term debt, net unamortized origination fee and excluding current installments	$71,940	$8,773

Other short-term borrowings consist of financings for capital equipment purchases, factoring of invoices and letters of credit.

Hana Loan agreement

In connection with the Business Combination, on June 5, 2018, NESR entered into the Hana Loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis. The Hana Loan matures on December 17, 2018 and can be prepaid at any time in cash or NESR ordinary shares at a conversion rate of $11.244 per share, at the election of the lender after NESR delivers five business days’ notice of its intent to repay the Hana Loan. The Hana Loan is interest bearing and will accrue interest at the greater of (i) an amount equal to $4.0 million or prorated if the loan is prepaid; and (ii) at a rate per annum equal to one-month Intercontinental Exchange LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or prepaid. The interest is payable in NESR ordinary shares or cash at the election of the lender. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination. In addition, Hana Investments has the right to convert the principal of the Hana Loan into NESR ordinary shares on or prior to maturity at a conversion rate of $11.244 per share. If as a result of exercising any conversion rights in the Hana Loan, Hana Investments’ total shareownership equals or exceeds 20% of the then outstanding NESR shares, then the conversion of any amount into NESR ordinary shares will be contingent upon NESR receiving any required shareholder approval for such issuance of NESR ordinary shares under applicable NASDAQ rules.

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Embedded derivative in Hana Loan

The conversion feature in the Hana Loan qualifies as an embedded derivative under ASC Topic 815 Derivatives and Hedging and was bifurcated at inception from the Hana Loan. The Company estimates the fair value of this embedded conversion feature using the Goldman Sachs convertible note model and the Black Derman Toy model with the following assumptions:

	For the period ended September 30, 2018	For the period ended June 30, 2018
Annual Dividend yield	0.0%	0.0%
Expected life (years)	0.20	0.46
Risk-free interest rate	2.1%	2.1%
Expected volatility	46.7%	46.7%

The following table presents the changes in fair value of the embedded conversion feature measured at fair value on a recurring basis for the period ended September 30, 2018 (in thousands):

Balance June 30, 2018	$480
Change in fair value	29
Balance as of September 30, 2018	$509

The fair value has been recorded as a liability. Accordingly, the change in fair value is recorded in the statement of operations as other income or other expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value will be reclassified to equity.

Long-term debt

The Company’s long-term debt obligations consist of the following (in thousands):

	Successor September 30, 2018	Predecessor December 31, 2017

Murabaha credit facility	$150,000	$150,000
APICORP bilateral term facility	50,000	-
SABB bilateral term facility	50,000	-
Term loan Ahli Bank	2,858	-
NBO loan $60,000	26,667	-
NBO loan $20,000	4,130	-
Less: unamortized debt issuance costs	(323)	(2,976)
Total loans and borrowings	283,332	147,024
Less: current portion of long term debt	16,368	-
Long-term debt, net unamortized debt issuance costs and excluding current installments	$266,964	$147,024

Murabaha credit facility

NPS entered into a syndicated Murabaha facility (the “NPS Murabaha Credit Facility”) for $150.0 million. Murabaha is an Islamic financing structure where a set fee is charged rather than interest. This type of loan is legal in Islamic countries as banks are not authorized to charge interest on loans, therefore banks charge a flat fee for continuing daily operations of the bank in lieu of interest.

The NPS Murabaha Credit Facility is from a syndicate of three commercial banks. The NPS Murabaha Credit Facility is repayable in quarterly installments ranging from $1.1 million to $57.9 million commencing from August 1, 2019, with the last installment due on May 28, 2025. The NPS Murabaha Credit Facility carries a stated interest rate of three months LIBOR plus a fixed profit margin of 3.25% per annum. The NPS Murabaha Credit Facility was partially secured by personal guarantee of one individual shareholder on a pro-rata basis with his shareholding percentage. Letters of awareness were executed by the corporate shareholders as credit support for the NPS Murabaha Credit Facility. Effective upon closing of the Business Combination, NESR executed guarantees of the borrowings outstanding and additional borrowings under the NPS Murabaha Credit Facility.

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The NPS Murabaha Credit Facility contains certain covenants, which, among other things, require the maintenance of a total debt-to-total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of NPS’ assets or a significant subsidiary of NPS and limit the amount of NPS’ subsidiary indebtedness. Upon the occurrence of certain events of default, NPS’ obligations under the NPS Murabaha Credit Facility may be accelerated. Such events of default include payment defaults to lenders under the NPS Murabaha Credit Facility, covenant defaults and other customary defaults. As of September 30, 2018, NPS was in compliance with all of the credit facility’s covenants.

APICORP bilateral term facility of $50.0 million

NPS entered into a $50.0 million term loan facility on February 4, 2018 with Arab Petroleum Investors Corporation (“APICORP”) which was repaid on July 3, 2018.

A new bilateral term loan facility for $50.0 million was obtained from APICORP and fully drawn by the Company on July 3, 2018. This facility was obtained to support investments and general business purposes for a period of four years and is repayable in 16 equal quarterly installments of $3.1 million, commencing from September 3, 2018, with the last installment due on May 3, 2022. The facility carries a stated interest rate of three months LIBOR plus the fixed interest of 2.75% per annum. The Company has provided a corporate guarantee for the facility.

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing.

The facility contains covenants which include, among others, certain financial ratios to be maintained at the NPS level, including a gearing ratio of 1.5:1. The gearing ratio is calculated as all of NPS’s debt divided by NPS’ total equity and debt.

SABB bilateral term facility of $50.0 million

On July 9, 2018, the Company’s subsidiary National Petroleum Technology Company (“NPT KSA”) entered into a Bilateral Term Loan Facility (the “NPT KSA Facility”) for Saudi Riyals (“SAR”) 187.5 million ($50.0 million), of which SAR 93.75 million ($25.0 million) was drawn on July 9, 2018 and second tranche of SAR 93.75 million ($25 million) was drawn down on August 27, 2018.

The NPT KSA Facility was obtained from Saudi Arabian British Bank (“SABB”) for a period of four years. The facility is repayable in 15 equal quarterly installments. For the drawn down amount of SAR 187.5 million ($50.0 million), quarterly installments of SAR 12.5 million ($3.3 million) are repayable commencing from September 9, 2018 with the last installment due on March 9, 2022.

The NPT KSA Facility carries a stated interest rate of three months Saudi Arabian Interbank Offered Rate (“SAIBOR”) plus the fixed interest of 2.75% per annum. SAIBOR is a daily reference rate, published by the Saudi Arabian Monetary Authority, based on the averaged interest rates at which Saudi banks offer to lend unsecured funds to other banks in the Saudi Riyal wholesale money market (or interbank market). Certain subsidiaries of NPS provided a corporate guarantee of the facility.

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing.

The NPT KSA Facility contains covenants which include, among others, certain financial ratios to be maintained at NPT KSA level, including a gearing ratio of 3:1. The gearing ratio is calculated as all NPT KSA’s debt divided by the NPT KSA’s total equity and debt.

Term loan from Ahli Bank

GES has a term loan of $4.3 million from Ahli Bank. This balance is repayable with nine quarterly installment starting seven months from the first drawdown until December 2019 and carries interest at the rate 3 months LIBOR + 4% per annum. $2.9 million of this loan is outstanding at September 30, 2018. This term loan has covenants which include, among others, certain financial ratios to be maintained, including maintaining a minimum debt service coverage ratio of 1.25. Of the outstanding amount of 2.9 million, $1.0 million is included in long term debt and $1.9 million is included as short term.

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NBO loans

GES has a bank term loan with National Bank of Oman (“NBO”) in the amount of $60.0 million (“Tranche A”). At September 30, 2018, the outstanding amount on the Tranche A was $26.7 million. Tranche A carries interest at the rate of LIBOR + 3.50% per annum and is repayable with quarterly installments, starting six months from the drawdown in 18 equal installments until September 2020. Of the outstanding amount of $26.7 million, $13.4 million is included in long term debt and $13.3 million is included as short term.

During 2017, GES obtained a new term loan facility from National Bank of Oman (“NBO”) in the amount of $20.0 million (“Tranche B”). $4.2 million of this loan was outstanding at September 30, 2018. Tranche B is repayable in equal quarterly installments starting 18 months from the first drawdown until June 2022. Of the outstanding amount of $4.2 million, $3.1 million is included in long term debt and $1.1million is included as short term.

Tranche A and Tranche B contain covenants which include, among others, certain financial ratios to be maintained by GES, which include maintaining a minimum debt service coverage ratio of 1.25.

Working capital funded facilities including overdraft, bill discounting and loan against trust receipts facility carry an interest equal to U.S. Dollar LIBOR for the applicable interest period, plus a margin of 3.50% per annum, and the bank overdraft carries an interest rate of LIBOR plus 3.5% subject to a floor level of 5%.

Other debt information

The maturities schedule presented below has been adjusted for the amendment to the facility agreement.

Scheduled principal payments of long-term debt for years subsequent to September 30, 2018 are as follows (in thousands):

2018	$13,884
2019	44,822
2020	43,390
2021	37,695
2022	30,448
Thereafter	113,093
$283,332

10.	Fair value accounting

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

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The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2018 and December 31, 2017 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

Description	Level	Successor (NESR) September 30, 2018	Predecessor (NPS) December 31, 2017
Liabilities:
Convertible option	3	$509	$-
Contingent consideration	3	16,597	-

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, loans and borrowings and an embedded derivative. Other than the embedded derivative, the fair value of the Company’s financial instruments approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

The contingent consideration consists of the equity earn-outs included in the NPS stock purchase agreement that enables the sellers to receive additional consideration after the closing of the Business Combination. Refer to Note 4, Business combination, for further discussion. Contingent consideration obligations are measured at fair value and are based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. Significant increases (decreases) in these unobservable inputs in isolation would result in a significantly lower (higher) fair value measurement. The valuation of contingent consideration uses assumptions and estimates to forecast a range of outcomes and probabilities for the contingent consideration. The first and second equity earn-outs are tied to 2018 EBITDA performance measures and are quantified based on expected 2018 EBITDA targets being met. The equity earn-outs were valued using a Monte Carlo simulation in a risk-neutral framework using Geometric Brownian Motion and have an undiscounted range of outcomes between $0 and $33.4 million. The simulation was calibrated to management’s forecasts. The assumptions in the analysis include the projected 2018 NESR EBITDA, volatility of the 2018 NESR EBITDA projection, NESR stock price, volatility of NESR stock price, correlation between 2018 NESR EBITDA and NESR stock price, NESR’s weighted average cost of capital and prevailing interest rates. The model used the following assumptions:

	At September 30, 2018	At June 30, 2018
Stock price	$11.62	$10.185
Volatility	36.67% - 46.88%	36.67% - 46.88%
Correlation	0.5	0.5
Weighted average cost of capital	16.5%	16.5%
Interest rates	1.96% - 2.14%	1.96% - 2.14%

The Company will assess the assumptions and estimates on a quarterly basis as additional data impacting the assumptions is obtained. Any changes in the fair value of contingent consideration related to updated assumptions and estimates will be recognized within selling, general and administrative expenses in the consolidated statements of operations during the period in which the change occurs.

11.	Employee benefits

Benefit plans

The Company provides defined benefit plan of severance pay to the eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the condensed consolidated statement of operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits. The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the condensed consolidated statement of operations as incurred.

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The components of the net periodic benefit cost were as follows (in thousands):

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	July 1, to September 30	June 7 to September 30	January 1 to June 6	July 1, to September 30	January 1 to September 30

Service Cost	$964	$1,153	$866	$397	$1,379
Interest Cost	178	208	168	100	302
Gain or loss component	81	70	375	202	608
Total net periodic benefit cost	$1,223	$1,431	$1,409	$699	$2,289

Employer contributions

The Company made contributions to its benefit plans of $0.7 million, $0.9 million, $0.7 million, $0.1 million and $1.0 million during the Successor Quarter, Successor Period, Predecessor Period, 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively. The scheme of the Company is unfunded.

12.	Share-based compensation

On May 18, 2018, the NESR shareholders approved the NESR 2018 Long Term Incentive Plan (the “LTIP”), effective upon the closing of the Business Combination. A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. The board of directors approved the LTIP on February 9, 2018, including the performance criteria upon which performance goals may be based.

The purpose of the LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use share-based awards to reward long-term performance of the executive officers. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the individual executive officers.

During the Successor Quarter, the Company awarded 685,000 restricted stock units (“RSUs”) under the LTIP at a value of $7.5 million. The RSUs were allocated to the recipients at a grant date fair value of $11 per share and vest ratably on an annual basis over a 3-year period (1/3 of the shares vest at the anniversary of the grant date). A corresponding expense related to these awards of $0.3 million was recorded in the condensed consolidated statement of operations in the Successor Quarter. The remaining balance will be amortized over a period of approximately 34 months on a straight-line basis.

13.	Commitments and contingencies

Capital expenditure commitments

The Company was committed to incur capital expenditure of $28.1 million at September 30, 2018. These commitments are expected to be settled during 2018 and 2019.

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Operating lease commitments

Future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more at September 30, 2018, are payable as follows (in thousands):

Remainder of 2018	$2,229
2019	4,416
2020	2,790
2021	2,476
2022	2,014
2023	1,924
Thereafter	1,924
Total	$17,773

The Company recorded rental expense of $25.2 million, $31.2 million, $19.5 million, $7.9 million and $21.8 million during the Successor Quarter, Successor Period, Predecessor Period, 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively, in the consolidated statement of operations.

Other commitments

The Company has outstanding letters of credit amounting to $8.6 million as at September 30, 2018.

As of September 30, 2018, and December 31, 2017, the Company had a liability of $6.7 million and $4.5 million, respectively, on the condensed consolidated balance sheet included in the line item “Other liabilities” reflecting various tax liabilities associated with the 2014 acquisition of NPS Bahrain.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, which totaled $38.6 million and $37.8 million as of September 30, 2018 and December 31, 2017, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our condensed consolidated interim financial statements.

Registration rights

The Company is a party to various registration rights agreements with holders of its securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. The Company generally bears the expenses incurred in connection with the filing of any such registration statements. On July 16, 2018, the Company filed a registration statement on Form F-3 pursuant to the registration rights agreements, which was declared effective on August 22, 2018.

Litigation

The Company is involved in certain legal cases in the normal course of business, the outcome of which is currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company management believes that presently provision against these potential claims is not required as the ultimate outcome of these disputes would not have a material impact on the Company’s financial position.

14.	Equity

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of the date of this Report, there were 85,562,769 ordinary shares outstanding, 22,921,700 public warrants and 12,618,680 private warrants. Each warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the Business Combination). The warrants must be exercised for whole ordinary shares. No public warrants are exercisable for cash unless there is an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

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The private warrants are identical to the public warrants except that such warrants are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable so long as they are still held by the initial purchasers or their affiliates. The warrants expire on June 6, 2023 (five years after the completion of the Business Combination).

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of September 30, 2018, there were no preferred shares currently issued or outstanding.

At the Closing Date, there were 11,730,425 ordinary shares outstanding that were not subject to possible redemption and 16,921,700 ordinary shares that were subject to possible redemption as a result of the Business Combination that were recorded outside of permanent equity as a liability on NESR’s condensed consolidated balance sheet. On the Closing Date, the 16,921,700 ordinary shares were reclassed to permanent equity at the fair value of $165.2 million (redemption value of $10.11 per share less $0.35 underwriting fee per share or $9.76 per share). Of the ordinary shares reclassed, 1,916,511 ordinary shares were redeemed for $19.4 million ($10.11 per share). In connection with the completion of the Business Combination, $3.7 million in NESR ordinary shares (307,465) was issued for underwriting fees.

As discussed in Note 4, Business combination, pursuant to the NPS stock purchase agreement dated November 12, 2017, Hana Investments exchanged its portion of the acquired NPS shares, totaling 83,660,878 shares, for 13,340,448 NESR ordinary shares, including accrued interest, at the time that NESR completed the Business Combination. At closing of the Business Combination, NESR purchased the remaining outstanding NPS shares with $292.8 million in cash and 11,318,828 NESR ordinary shares, subject to certain adjustments. Also, on the Closing Date, the Company paid interest totaling $4.7 million in stock (418,001 ordinary shares) to Hana Investments.

As discussed in Note 9, Debt, on June 5, 2018, in connection with the Business Combination, NESR entered into the Hana Loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

In connection with the Business Combination, on June 5, 2018, the Company entered into a Relationship Agreement with Hana Investments (the “Olayan Relationship Agreement”), to set out certain rights to which Hana Investments will be entitled as a shareholder of the Company and certain obligations of the Company and NESR Holdings. The Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of NESR ordinary shares at a conversion rate of $11.244 per share (213,447 ordinary shares) at closing of the Business Combination.

On June 6, 2018, NESR acquired 88% of the outstanding shares of GES from certain owners of GES in exchange for the issuance of 25,309,848 NESR ordinary shares, and NESR Holdings acquired the remaining 12% of the outstanding shares of GES for a total cash purchase price of $29.3 million as discussed in Note 4, Business combination. NESR Holdings organized financing of the acquisition through certain loan contracts and assigned the GES shares which it acquired to NESR, and NESR assumed the obligation to satisfy the loan contracts. NESR elected to issue NESR ordinary shares to satisfy the loan contracts and issued a total of 3,036,381 NESR ordinary shares in settlement of the loan contracts and accrued interest.

In connection with the Business Combination, on April 27, 2018, the Company entered into the Forward Purchase Agreement with the Backstop Investor, as discussed in Note 4, Business combination. On the Closing Date, the Company drew down $48,293,763 under the primary placement of the Forward Purchase Agreement and issued 4,829,375 ordinary shares to the Backstop Investor.

Predecessor convertible shares

As part of NPS’s acquisition of NPS Bahrain in 2014, NPS issued a total of 37,000,000 convertible shares to two of NPS Bahrain’s shareholders, Mr. Abdulaziz Mubarak Al-Dolaimi and Mr. Fahad Abdulla Bindekhayel (selling shareholders). These shares were issued to provide security against certain tax and related indemnities given by the selling shareholders at the time of acquisition of NPS Bahrain. The convertible shares had the same rights and ranked pari passu with the NPS common shares, including the right to participate in any dividend declared for ordinary shares and valued at $1 per share.

Under the terms of the convertible shares, in the event any indemnity claims were settled by the selling shareholders by providing cash to NPS, an equivalent amount of convertible shares would be converted into NPS common shares. However, in the event the indemnity claims were not settled by the selling shareholders, an equivalent amount of convertible shares would be cancelled by NPS. These convertible shares are equity classified because the conversion to equity shares or the cancellation of the same is at the option of NPS. At the end of the June 2019, unless all indemnity claims were settled to the satisfaction of NPS, half of the convertible shares were to convert into NPS common shares and the balance on extinguishment of contingencies. The convertible shares were cancelled at closing of the Business Combination.

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15.	Income per share

Predecessor

Basic income per common share was computed using the two-class method by dividing basic net income attributable to common shareholders by the weighted-average number of common shares outstanding. Diluted income per common share was computed using the two-class method by dividing diluted net income attributable to common shareholders by the weighted-average number of common shares outstanding plus dilutive common equivalent shares. Dilutive common equivalent shares include all in-the-money outstanding contracts to issue common shares as if they were exercised or converted.

The following table sets forth the calculation of basic and diluted earnings per common share for the periods presented:

	2018	2017
	Period from January 1 to June 6	Period from July 1 to September 30	Period from January 1 to September 30
Weighted average basic common shares outstanding	348,524,566	342,250,000	342,250,000
Dilutive potential common shares	21,475,434	27,750,000	27,750,000
Weighted average dilutive common shares outstanding	370,000,000	370,000,000	370,000,000
Basic:
Net Income	7,617,000	11,238,000	22,709,000
Less: Earnings allocated to participating securities	192,183	(26,599)	(75,000)
Net income available to basic common shares	7,809,183	11,211,401	22,634,000
Basic earnings per common share	0.02	0.03	0.07
Diluted:
Net Income	7,617,000	11,238,000	22,709,000
Less: Earnings allocated to participating securities	181,077	(25,214)	(70,000)
Net income available to diluted common shares	7,798,077	11,212,786	22,639,000
Diluted earnings per common share	0.02	0.03	0.06

Successor

The Company did not have any participating securities that would require adjustments to the numerator of earnings per share for the periods ended September 30, 2018.

The following table provides a reconciliation of the data used in the calculation of basic and diluted common shares outstanding for the periods as tabulated below:

Basic – Year to Date

		Change in	Total Shares
Date	Transaction Detail	Shares	Outstanding
12/31/2017	Beginning Balance		11,730,425
6/6/2018	Backstop shares	4,829,375	16,559,800
6/6/2018	Underwriter shares	307,465	16,867,265
6/6/2018	Shares issued to NPS/GES	53,690,315	70,557,580
6/6/2018	Shares transferred to perm equity	15,005,189	85,562,769
6/30/2018	Ending Balance		85,562,769

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Dilutive – Year to Date

Weighted avg units outstanding	85,562,769
Dilutive common shares	277,543
Weighted avg dilutive units outstanding	85,840,312

The following table sets forth the calculation of basic and diluted earnings per common share for the periods presented:

	2018
	Period from July 1 to September 30	Period from June 6 to September 30
Weighted average basic common shares outstanding	85,562,769	85,562,769
Dilutive potential common shares from grant of restricted stock units	349,946	277,543
Weighted average dilutive common shares outstanding	85,912,715	85,840,312
Basic:
Net Income	16,110,000	12,362,000
Less: Earnings allocated to participating securities	-	-
Net income available to basic common shares	16,110,000	12,362,000
Basic earnings per common share	0.19	0.14
Diluted:
Net Income	16,110,000	12,362,000
Less: Earnings allocated to participating securities	-	-
Net income available to diluted common shares	16,110,000	12,362,000
Diluted earnings per common share	0.19	0.14

16.	Income taxes

NESR is a holding company incorporated in the British Virgin Islands which imposes a zero percent statutory corporate income tax rate. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA and APAC regions. NPS is based in the Emirate of Dubai in the UAE where no federal taxation exists and operates in 12 countries, where statutory tax rates generally vary from 0% to 35%. GES is based in the Sultanate of Oman, which has a 15% statutory corporate income tax rate, and also operates in the Kingdom of Saudi Arabia, Algeria, Kuwait and Yemen.

The provision for income taxes is based on the tax laws and rates applicable in the jurisdictions in which we operate and earn income. For the Successor Period, the Company’s estimated effective tax rate was 19.5% based on estimated annual income from continuing operations before income taxes. For the Predecessor Period the Company’s effective tax rate was 7.3%.

For the Successor Period, the Company has not recorded deferred tax amounts related to the Business Combination purchase price allocation adjustments because the Company is in the process of allocating the value of its intangible assets to the various entities. Accordingly, the deferred tax impact, if any, related to the Business Combination purchase price allocation adjustments will be included in the financial statements for the year ending December 31, 2018.

17.	Related party transactions

Mubadarah

GES leases office space in a building it owns to Mubadarah Investment LLC (“Mubadarah”) along with other Mubadarah group entities. GES charges rental income to these group entities for the occupation of office space, based on usage. Rental income charged by GES to Mubadarah group entities amounted to $43 thousand and $57 thousand in the Successor Quarter and Successor Period, respectively. The outstanding balance of payables to Mubadarah was $0.1 million at September 30, 2018. Mubadarah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubadarah, own 22% of the Company.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is 99% owned by Tasneea Oil & Gas Technology LLC (“Tasneea”), which is 80% owned by Mubadarah and 20% owned by GES, and 1% owned by Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES amounts of $0.4 million and $0.5 million in the Successor Quarter and Successor Period ended September 30, 2018, respectively in relation to these services.

Esnaad Solutions LLC (“Esnaad”)

Esnaad is 99% owned by Mubadarah and is a supply chain company involved in the sourcing and procurement of products for the oil and gas industry. Charges totaling $0.8 million and $1.4 million were recorded in the Successor Quarter and Successor Period, respectively, against the purchase of chemicals, drilling fluids, materials and supplies.

Key Management and Founders

Hilal Al Busaidy and Yasser Al Barami are both founding shareholders of GES. Certain shares owned by them were converted into NESR shares as part of the Business Combination. GES has made advances to these former members of GES management prior to the Business Combination. The cumulative advances outstanding as at September 30, 2018 were $1.9 million.

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18.	Reportable segments

Operating segments are components of an enterprise where separate financial information is available that are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. Management evaluates the operating results of its reportable segments primarily based on revenue and segment EBITDA. The Company defines EBITDA as net income adjusted for interest expense, depreciation and amortization, and income tax benefit or expense. Segment EBITDA does not include general corporate expenses as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: coil tubing, stimulation and pumping, nitrogen services, completions, pipelines, cementing, laboratory services and filtration services.

Drilling and Evaluation Services generates its revenue from offering the following service offerings: drilling and workover rigs, rig services, drilling services and rentals, fishing and remedials, directional drilling, turbines drilling, drilling fluids, wireline logging services, slickline services and well testing services.

The Company’s operations and activities are located within certain geographies, primarily the Middle East and North Africa (MENA) region and the Asia Pacific region, which includes Malaysia, Indonesia and India.

In accordance with FASB ASC 280 - Segment Reporting, information on revenues and long-lived assets of the operations of the Company are disclosed below (in thousands):

Revenue from operations

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	July 1, to September 30	June 7 to September 30	January 1 to June 6	July 1, to September 30	January 1 to September 30
Reportable Segment
Production Services	$88,666	$117,268	$112,295	$59,164	$164,493
Drilling and Evaluation Services	56,914	73,298	24,732	11,289	29,288
Total	$145,580	$190,566	$137,027	$70,453	$193,781

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Long-lived asset

	Successor (NESR)	Predecessor (NPS)
	2018	2017
	September 30	December 31
Reportable Segment
Production Services	$196,232	$180,289
Drilling and Evaluation Services	95,019	58,923
Unallocable Assets	13,476	25,057
Total	$304,727	$264,269

EBITDA

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	July 1, to September 30	June 7 to September 30	January 1 to June 6	July 1, to September 30	January 1 to September 30
Reportable Segment
Production Services	$33,180	$41,952	$36,836	$21,252	$58,463
Drilling and Evaluation Services	17,630	18,905	3,267	1,618	3,277
Unallocated Costs	(6,770)	(13,453)	(9,651)	(1,973)	(6,786)
Total	$44,040	$47,404	$30,452	$20,897	$54,954

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	July 1, to September 30	June 7 to September 30	January 1 to June 6	July 1, to September 30	January 1 to September 30
Reportable Segment
Net Income	$16,157	$12,190	$6,736	$10,680	$20,939
Add:
Income taxes	3,989	2,960	2,342	(313)	1,641
Interest expense, net	6,199	8,099	4,090	712	3,985
Depreciation and amortization	17,695	24,155	17,284	9,818	28,389
Total EBITDA	$44,040	$47,404	$30,452	$20,897	$54,954

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Revenue by geographic area

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	July 1, to September 30	June 7 to September 30	January 1 to June 6	July 1, to September 30	January 1 to September 30
Geographic Area
MENA	$143,914	$188,488	$134,479	$69,585	$190,982
Other Countries	1,666	2,078	2,548	868	2,799
Total	$145,580	$190,566	$137,027	$70,453	$193,781

Long-lived assets by geographic area

	Successor (NESR)	Predecessor (NPS)
	2018	2017
	September 30	December 31
Geographic Area
MENA	$295,987	$258,382
Other Countries	8,740	5,887
Total	$304,727	$264,269

Significant clients

Revenues from three customers of the Company individually accounted for 43%, 18%, and 10%, respectively, of the Company’s consolidated revenues for the Successor Quarter. Two customers of NPS individually accounted 49% and 16% in the 2018 Predecessor Period. Three customers of NPS individually accounted for 44.7%, 12.7% and 12.5%, respectively in the 2017 Predecessor Quarter and 44.4%, 14% and 11.6%, respectively, in the 2017 Predecessor Period.

19.	Subsequent events

The Company evaluated subsequent events and transactions that occur after the balance sheet date up to the date that the consolidated financial statements are issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Agreement to Sell and Transfer Shares between NPS Energy Holding W.L.L. and Saad Moosa Noor AL Junaibi and Fahoud Oilfield Services L.L.C.

NPS Energy Holding W.L.L. and Mr. Saad Moosa AL Junaibi and Fahoud Oilfield Services L.L.C. (“FES”) entered into an agreement on July 16, 2018 to sell 51% of the shares in FES for $4.0 million. The consideration associated with this agreement was paid during the Successor Quarter and presented in the consolidated financial statements. The share transfers required were completed in October, 2018 and the sale is now finalized.

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Cautionary Note Regarding Forward-Looking Statements

This Report contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Report may include, without limitation, statements regarding the benefits resulting from our recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	The ability to recognize the anticipated benefits of our recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, our ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably;

●	Costs related to the business combination transaction;

●	Estimates of our future revenue, expenses, capital requirements and our need for financing;

●	The risk of legal complaints and proceedings and government investigations;

●	Our financial performance;

●	Success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	Current and future government regulations;

●	Developments relating to our competitors;

●	Changes in applicable laws or regulations;

●	The possibility that we may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and

●	Other risks and uncertainties set forth in Part II, Item 1A - Risk Factors included in our Report of Form 6-K for the quarterly period ended June 30, 2018 filed with the SEC on August 20, 2018 (the “Second Quarter Report”).

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Report in conjunction with the discussion under Part II, Item 1A - Risk Factors included in the Second Quarter Report, our unaudited condensed consolidated interim financial statements and the related notes thereto included in this Report, and other documents which we may furnish from time to time with the SEC.

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Item 2. Operating and Financial Review.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes included elsewhere in this Report. In addition, such analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in the Proxy Statement and the information under the headings “The Business Combination and Related Transactions,” “Description of Business,” “Risk Factors” and “NESR Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “NPS Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “GES Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Proxy Statement, as well as the information under the headings “Unaudited Pro Forma Condensed Combined Financial Information,” “NPS Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “GES Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2.01 of the Super 8-K. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We were formed in the British Virgin Islands on January 23, 2017 as a special purpose acquisition company. On May 17, 2017, we consummated our initial public offering of units, each consisting of one ordinary share and one warrant to purchase one-half of one ordinary share. On June 6, 2018, we consummated the Business Combination, acquiring all of the issued and outstanding shares and other equity interests of NPS and GES. In connection with the consummation of the Business Combination and other related transactions, we issued and agreed to issue an aggregate of 67,013,503 ordinary shares and paid consideration in cash totaling $319.0 million, and our public shareholders holding 1,916,511 ordinary shares elected to have such shares redeemed for an aggregate amount of $19.4 million.

We are a regional provider of products and services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific (“APAC”) regions. We currently operate in 15 countries, with a strong presence in Saudi Arabia, Oman, Algeria, Qatar, UAE, and Iraq. We derive more than 95% of our revenue from Saudi Arabia, Oman, Algeria, Qatar, UAE and Iraq. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our products and services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling & evaluation services and equipment.

Description of the NPS and GES Transactions

On June 6, 2018, NESR acquired 100% of the outstanding NPS shares (the “NPS Transaction”) for total consideration amounting to $590.8 million, including $319.0 million in cash, $288.8 million in NESR ordinary shares and 16.2 million in estimated value of earn-outs. The earn-out mechanisms provide for the NPS selling stockholders to receive additional consideration after the closing of the Business Combination as follows:

(1)	up to 1,671,704 NESR ordinary shares if the 2018 EBITDA of NESR satisfies scheduled financial thresholds (the “First Equity Stock Earn-Out”), and

(2)	up to an additional 1,671,704 NESR ordinary shares if the 2018 EBITDA of NESR satisfies scheduled thresholds higher than the First Equity Stock Earn-Out financial thresholds.

NESR was also required to make additional payments for delays in receiving shareholder approval to complete the Business Combination amounting to $13.4 million, plus $5.2 million for reimbursement of NPS selling stockholders’ fees, costs and expenses related to the NPS Transaction.

On June 6, 2018, NESR also acquired 100% of the outstanding shares of GES, 88% of the outstanding shares were acquired directly from certain owners of GES and the remaining 12% were acquired from NESR Holdings Ltd. (“NESR Holdings”) for total consideration of $288.8 million, all in NESR ordinary shares, plus the assumption of certain convertible loan contracts that NESR Holdings entered into to partially finance the GES Transaction (collectively, the “GES Transaction”). Upon the closing of the Business Combination, NESR elected to convert the loan contracts, plus $1.1 million in accrued interest thereon, into NESR ordinary shares, which were accepted by the holders.

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Based on the preliminary purchase price allocation in connection with the Business Combination, the aggregate consideration was allocated to the assets and liabilities of the two acquired companies, now reflected in the Company’s consolidated balance sheet as of September 30, 2018. Significant allocations were made to amortizable intangible assets, as a result of which the Company expects to incur substantially higher amortization expenses than the two acquired companies have recorded historically.

For more information on the Business Combination and its accounting impact, see “Basis of Presentation of Financial Information-Business Combination Accounting and Presentation of Results of Operations” below and Note 4, Business combination, to the condensed consolidated interim financial statements included in Item 1 of this Report.

Our ordinary shares and warrants are listed on the NASDAQ Capital Market. In September 2018, we received confirmation from NASDAQ that we were in compliance with the minimum round lot holder rules for our ordinary shares and warrants.

Factors Affecting Our Results of Operations

Cyclical Nature of Sector

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA, particularly the Middle East, and APAC regions. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price shocks as compared to oilfield services companies that operate in other regions, as discussed below.

Global E&P Trends and Oil Prices

Since the most recent downturn in oil prices, which commenced in 2014, many projects have been deferred by E&P companies, as they sought to reduce oilfield service costs in an attempt to lower their break-even points. Pricing concessions were granted by service providers in order to maintain their market share during these periods.

Global E&P spending increased by approximately 4% in 2017, which was preceded by two years of double-digit declines. As oil prices have recently started to rise, more projects are expected to become economically viable and it is expected that onshore spending will increase. Given the recent depletion of global oil inventories, we expect production to rise in order to meet current estimated demand. With diminishing oil reserves, we expect that increases in oil supply will be weighted towards replacing old wells and implementing new technologies.

Drilling Environments

Based on energy industry data (as of March 2018) offshore oil production currently provides an estimated 30% of all global oil supply. Although this is a significant portion, the bulk of oil production comes from onshore activity. We provide services to E&P companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions. Our strategy going forward is to further target offshore drilling in the MENA and APAC regions, although there is no guarantee that we will succeed in increasing the proportion of offshore activities relative to our onshore activities.

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Geographic Concentration; Middle Eastern Operations

95% of our revenue has historically come from the MENA region, and particularly the Middle East. The Middle East has almost half of the world’s proven oil reserves and accounts for almost a third of oil production, according to the BP Statistical Review of World Energy. The countries in the Arabian Gulf account for around 23% of global oil production and given the low break-even price, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. Although the region still has low break-even levels, it is expected that more complex offshore rigs, with higher break-even prices, will be developed in the future and other new technologies will be required to meet customer expectations or drilling requirements. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Our exposure to geopolitical, political and economic instability is partially mitigated by the continued reliance of many MENA countries on the energy sector as the major source of national revenues. For example, according to energy industry data, during the recent industry downturn the MENA region saw less reduction in oil and gas activities than North America. Even at lower oil and gas prices, such oil and gas dependent economies have continued to maintain significant production and drilling activities. Further, given the Middle East markets have among the lowest break evens, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. We recognize revenues as services are rendered and collectability is reasonably assured. Our services are based on fixed or determinable price purchase orders or contracts with customers and do not include a right of return. Rates for services and equipment are typically priced on a per day, per man hour, per unit of measure or other similar basis.

Cost of services

Cost of services mainly include staff costs for service personnel, purchase of non-capitalized material and equipment (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (“SG&A”)

SG&A expense includes mainly salary and employee benefits for non-production personnel (mainly management and administrative personnel), professional service fees (including expenses relating to the Business Combination), office rental and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense includes mainly amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

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Interest expense, net

Interest expense consists mainly of interest on outstanding debt, net of interest income.

Other income (expense), net

Other operating income (expenses) consists mainly of gain/loss on disposal of fixed assets, bank charges and foreign exchange transaction expenses.

Key Performance Indicators

We track two principal non-financial performance indicators that are important drivers of our results of operations: rig count and oil price. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels.

The following table shows rig count and average oil prices as of and for the periods indicated:

	September 30, 2018	September 30, 2017
Rig count (as of period end)
Middle East/North Africa	432	418
Rest of World	1,826	1,663
Total	2,258	2,081

Crude Price (Brent, per barrel) (period ending price)	$82.72	$57.54

Basis of Presentation of Financial Information

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain notes separate our presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects our consolidated financial information, including the results of NPS and GES, after the Business Combination. Successor periods are for the three months ended September 30, 2018 (“Successor Quarter”) and June 7, 2018 to September 30, 2018 (“Successor Period) and the Predecessor periods are for the three months ended September 30, 2017 (“2017 Predecessor Quarter”), January 1, 2018 to June 6, 2018 (“2018 Predecessor Period) and for the nine months ended September 30, 2017 (“2017 Predecessor Period”).

Our statement of operations subsequent to the Business Combination includes depreciation and amortization expense on the NPS and GES property, plant, and equipment balances resulting from the fair value adjustments made under the new basis of accounting. Certain other items of income and expense, particularly depreciation and amortization were also impacted and NPS stand-alone results are presented as the predecessor. Therefore, our financial information prior to the Business Combination is not comparable to our financial information subsequent to the Business Combination.

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Segments

We operate our business and report our results of operations through two operating and reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include coiled tubing, cementing, stimulation and pumping, nitrogen services, filtration services, completions, pipelines, laboratory services and artificial lift services. Our Production Services accounted for 61%, 62%, 82%, 84% and 85% of our revenues for the Successor Quarter, Successor Period, 2018 Predecessor Period, 2017 Predecessor Quarter and 2017 Predecessor Period, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Production Services accounted for 39%, 38%, 18%, 16% and 15% of our revenues for the Successor Quarter, Successor Period, 2018 Predecessor Period, 2017 Predecessor Quarter and 2017 Predecessor Period, respectively.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represents our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar.

Successor Quarter Period Compared to 2017 Predecessor Quarter

The following table presents our consolidated income statement data for the periods indicated:

	Three months ended September 30, 2018		Three months ended September 30, 2017
	In thousand $	As % of Revenues	In thousand $	As % of Revenues
Description	Successor		Predecessor
Revenues	$145,580	100%	$70,453	100%
Cost of product and services	(102,349)	70%	(50,551)	72%
Gross profit	43,231	30%	19,902	28%
Selling, general and administrative expenses	(13,759)	10%	(7,514)	11%
Amortization	(3,577)	2%	(158)	0%
Operating income	25,895	18%	12,230	17%
Interest expense, net	(6,199)	4%	(712)	1%
Other income (expense), net	450	0%	(1,151)	1%
Income before income taxes	20,146	14%	10,367	15%
Income taxes	(3,989)	3%	313	0%
Net income	$16,157	11%	$10,680	15%

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Revenue. Revenue was $145.6 million for the Successor Quarter compared to revenue of $70.5 million for the 2017 Predecessor Quarter.

The table below presents our revenue by segment for the periods indicated:

	Three months ended September 30, 2018		Three months ended September, 2017
	$ In thousands	As % of Revenues	$ In thousands	As % of Revenues
	Successor		Predecessor
Production Services	$88,666	61%	$59,164	84%
Drilling and Evaluation Services	56,914	39%	11,289	16%
Total	$145,580	100%	$70,453	100%

Production Services revenue was $88.7 million for the Successor Quarter compared to $59.2 million for the 2017 Predecessor Quarter. Apart from the impact of the GES acquisition, the increase was due primarily to higher coiled tubing activity in Saudi, Qatar, Iraq, and the United Arab Emirates.

Drilling and Evaluation Services revenue was $56.9 million for the Successor Quarter compared to $11.3 million for the 2017 Predecessor Quarter. Apart from the impact of the GES acquisition, this increase was primarily driven by increased well testing in Saudi and Iraq, further enhanced by an increase in logging activity in Saudi.

Cost of product and services. Cost of services was $102.3 million for the 2018 Successor Third Quarter compared to $50.6 million for the 2017 Predecessor Quarter. Cost of services in the Successor Quarter was driven mainly by the impact of the GES acquisition as well as higher customer activity levels in NPS. Cost of services as a percentage of total revenue in the Successor Quarter and the 2017 Predecessor Quarter was 70% and 72%, respectively. The decrease in cost of services as a percentage of revenue was mainly due to incremental revenue from Saudi drilling services with stronger pricing relative to prior periods Cost of services included depreciation of $15.4 million and $8.9 million for the Successor Quarter and the 2017 Predecessor Quarter, respectively.

Gross profit. Gross profit as a percentage of total revenue in the Successor Quarter and the 2017 Predecessor Quarter was 30% and 28%, respectively. The increase in gross profit margins are largely due to the change in revenue mix as described above.

Selling, general and administrative expense. Selling, general and administrative (“SG&A”) expense was $13.8 million for the Successor Quarter compared to $7.5 million for the 2017 Predecessor Quarter. Apart of the impact of the Business Combination, SG&A costs have remained flat. As a percentage of revenue, SG&A expense was 10% of revenue in the Successor Quarter as compared to 11% in the 2017 Predecessor Quarter. The decrease in SG&A as a percentage of revenue in the Successor Period was largely due to integration cost savings resulting from the Business Combination.

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Amortization expense. Amortization expense was $3.6 million for the Successor Quarter compared to $0.2 million for the 2017 Predecessor Quarter. The increase in the Successor Quarter amortization was driven mainly by recording the valuation of our acquired intangible assets resulting from the Business Combination.

Interest expense, net. Interest expense, net, was $6.2 million for the Successor Quarter compared to $0.7 million for the 2017 Predecessor Quarter. Excluding the impact of the Business Combination, the increase in interest expenses was due to additional borrowings during 2018 further impacted by higher LIBOR rates.

Other (expense) income, net. Other income, net, was $0.5 million for the Successor Quarter compared to other expense of $1.2 million for the 2017 Predecessor Quarter. Excluding the impact of GES acquisition, other expenses decreased due to the lower legal fees associated with the renewal of bank facilities during 2017.

Income tax. Income tax expense was $4.0 million for the Successor Quarter compared to a tax credit of $0.3 million for the 2017 Predecessor Quarter. The increase is primarily related to a change in the tax applied in Saudi (Zakat) as well as additional business in Oman where the effective tax rate is higher than the historical rate paid. See Note 16, Income taxes, to our condensed consolidated financial statements included in Part I, Item 1 of this Report.

Net income. Net income was $16.2 million for the 2018 Successor Quarter compared to $10.7 million for the 2017 Predecessor Quarter.

Successor Period and 2018 Predecessor Period compared to 2017 Predecessor Period.

The following table presents our consolidated income statement data for the periods indicated:

	June 7, 2018 through September 30, 2018		January 1, 2018 through June 6, 2018		Nine Months ended September 30, 2017
	In thousand $	As % of Revenues	In thousand $	As % of Revenues	In thousand $	As % of Revenues
Description	Successor		Predecessor
Revenues	$190,566	100%	$137,027	100%	$193,781	100%
Cost of product and services	(139,404)	73%	(104,242)	76%	(142,722)	74%
Gross profit	51,162	27%	32,785	24%	51,059	26%
Selling, general and administrative expenses	(22,779)	12%	(19,969)	15%	(22,851)	12%
Amortization	(5,116)	3%	(10)	0%	(304)	0%
Operating income	23,267	12%	12,806	9%	27,904	14%
Interest expense, net	(8,099)	4%	(4,090)	2%	(3,985)	2%
Other (expense) income, net	(18)	0%	362	0%	(1,339)	0%
Income before income taxes	15,150	8%	9,078	7%	22,580	12%
Income taxes	(2,960)	2%	(2,342)	2%	(1,641)	1%
Net income	$12,190	6%	$6,736	5%	$20,939	11%

Revenue. Revenue was $327.6 million for the combined Successor Period and the 2018 Predecessor Period, compared to revenue of $193.8 million for the 2017 Predecessor Period. Excluding the impact of GES, revenue for the combined Successor Period and the 2018 Predecessor Period would have been $275.1 million.

The table below presents our revenue by segment for the periods indicated:

	June 7, 2018 through September 30, 2018		January 1, 2018 through June 6, 2018		Nine Months ended September 30, 2017
	In thousands $	As % of Revenues	In thousands $	As % of Revenues	In thousands $	As % of Revenues
	Successor		Predecessor
Production services	$117,268	62%	$112,295	82%	$164,493	85%
Drilling and evaluation Services	73,298	38%	24,732	18%	29,288	15%
Total	$190,566	100%	$137,027	100%	$193,781	100%

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Production Services revenue was $229.6 million for the combined Successor Period and the 2018 Predecessor Period, compared to revenue of $164.5 million for the 2017 Predecessor Period. Excluding the impact of GES, revenue for the combined Successor Period and the 2018 Predecessor Period would have been $208 million. The increase in revenue was primarily due to higher coil tubing activity in Saudi, Qatar, Iraq, and the United Arab Emirates.

Drilling and Evaluation Services revenue was $98.0 million for the combined Successor Period and the 2018 Predecessor Period, compared to revenue of $29.3 million for the 2017 Predecessor Period. Excluding the impact of GES, revenue for the combined Successor Period and the 2018 Predecessor Period would have been $67.0 million. The increase was primarily driven by strong well testing and logging activity in Saudi and Iraq.

Cost of product and services. Cost of services was $139.4 million for the Successor Period, $104.2 million for the 2018 Predecessor Period and $142.7 million for the 2017 Predecessor Period. Cost of services as a percentage of total revenue was 73%, 76% and 74%, respectively. The decrease in trend is due mainly to revenue mix as discussed above. Cost of services included depreciation of $19 million, $9.3 million and $28 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively.

Gross profit. Gross profit as a percentage of total revenue in the Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period was 27%, 24% and 26%, respectively; the increase in trend is described above.

Selling, general and administrative expense. Selling, general and administrative (“SG&A”) expense, which represents costs associated with managing and supporting our operations, was $22.8 million, $20.0 million and $22.9 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. As a percentage of revenue, SG&A expenses was 12%, 15% and 12% of revenue, respectively largely as a result of Business Combination related expenses.

Amortization expense. Amortization expense was $5.1 million, negligible and $0.3 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. The increase in the Successor Period amortization was driven mainly by recording the valuation of our acquired intangible assets resulting from the Business Combination.

Interest expense, net. Interest expense, net, was $8.1 million, $4.1 million and $4.0 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. The relative increase in trend was attributable to both higher LIBOR rates and higher fixed interest charges on the Murabaha bank loan, in addition to incremental interest charges arising on the new bridge loan facility which was drawn down in early February 2018 and the Hana Loan which applies to the Successor Period to finance a portion of the consideration for the Business Combination.

Other (expense) income, net. Other (expense) income, net, was negligible, income of $0.4 million and an expense of $1.3 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Excluding the impact of GES acquisition, other expenses decreased due to the lower legal fees associated with the renewal of bank facilities.

Income tax. Income tax expense was $3.0 million for the Successor Period compared to $2.3 million for the 2018 Predecessor Period and $1.6 million for the 2017 Predecessor Period. The increase is primarily related to a change in the tax applied in Saudi (Zakat) as well as additional business in Oman where the effective tax rate is higher than the historical rate paid. See Note 16, Income taxes, to our condensed consolidated financial statements included in Part I, Item 1 of this Report.

Net income. Net income was $12.2 million, $6.7 million and $20.9 million for the Successor Period, 2018 Predecessor Period and the 2017 Predecessor Period, respectively.

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Supplemental Segment EBITDA Discussion

Our management uses segment EBITDA as its principal measure of segment operating performance. The tables below provide details about our EBITDA for each of our operating segments for the respective periods in 2018 and 2017.

	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017
	In thousand $		In thousand $
Description	Successor		Predecessor
Production Services	$33,180	75%	$21,252	102%
Drilling and Evaluation Services	17,630	40%	1,618	8%
Unallocated	(6,770)	-15%	(1,973)	-10%
EBITDA	$44,040	100%	$20,897	100%

	Period from June 7 to		Period from January 1 to		Nine Months Ended
	September 30, 2018		June 6, 2018		September 30, 2017
	In thousands $	As % of Revenues	In thousands $	As % of Revenues	In thousands $	As % of Revenues
	Successor		Predecessor		Predecessor
Production services	$41,952	88%	$36,836	121%	$58,463	106%
Drilling and evaluation services	18,905	40%	3,267	11%	3,277	6%
Unallocated	(13,453)	-28%	(9,651)	-32%	(6,786)	-12%
Total	$47,404	100%	$30,452	100%	$54,954	100%

Production Services EBITDA was $33.2 million for the Successor Quarter, as compared to $21.3 million for the 2017 Predecessor Quarter. Excluding the impact of GES, EBITDA for the Successor Quarter would have been $27.6 million. The increase in segment EBITDA was due primarily to higher coil tubing activity in Saudi, Qatar, Iraq, and the United Arab Emirates.

Drilling and Evaluation Services EBITDA was $17.6 million for the Successor Quarter, as compared to $1.6 million for the 2017 Predecessor Quarter. Excluding the impact of GES, EBITDA for the Successor Quarter would have been $10.1 million. The increase in segment EBITDA was mainly due to higher well testing activity in Saudi and Iraq.

Production Services EBITDA for the combined Successor Period and the 2018 Predecessor Period was $78.8 million, compared to $58.5 million for the 2017 Predecessor Period. Excluding the impact of the GES, EBITDA for the combined Successor Period and the 2018 Predecessor Period would have been $72.8 million. The increase in segment EBITDA was due primarily to higher coil tubing activity in Saudi, Qatar, Iraq, and the United Arab Emirates.

Drilling and Evaluation Services EBITDA for the combined Successor Period and the 2018 Predecessor Period was $22.2 million compared to $3.3 million in the 2017 Predecessor Period. Excluding the impact of the GES, the increase in segment EBITDA was primarily driven by higher well testing activity in Saudi and Iraq.

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Liquidity and Capital Resources

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents amounting to $67.6 million as of September 30, 2018 (Successor) and $27.5 million as of December 31, 2017 (Predecessor). Our outstanding long-term debt amounted to $267 million as of September 30, 2018 (Successor) and $147 million as of December 31, 2017 (Predecessor). We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

Cash Flows

Cash flows provided by (used in) each type of activity were as follows for the Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period:

(in thousands)	June 7, 2018 through September 30, 2018	January 1, 2018 through June 6, 2018	Nine Months Ended June 30, 2017
	Successor	Predecessor	Predecessor
Cash Provided by (used in):
Operating Activities	14,431	20,826	48,117
Investing Activities	(64,706)	(10,959)	(36,367)
Financing Activities	117,789	(5,740)	(8,870)
Effect of exchange rate changes on cash	-	(16)	(40)

Net change in cash and cash equivalents	67,514	4,111	2,840

Operating Activities

Cash flows from operating activities, aggregating the Successor Period and the 2018 Predecessor Period, provided cash of $35.3 million compared to $48.1 million for the 2017 Predecessor Period. Cash flows from operating activities decreased by $12.86 million in the aforementioned 2018 periods compared to the 2017 Predecessor Period, primarily due to movements in components of working capital, which largely comprised a decrease in accounts payable, an increase in other current assets partially offset by a decrease in accounts receivable.

Investing Activities

Cash flows from investing activities, aggregating the Successor Period and the 2018 Predecessor Period, used cash of $75.7 million compared to $36.4 million for the 2017 Predecessor Period. Cash flows used for investing activities increased by $39.3 million in the aforementioned 2018 periods compared to the 2017 Predecessor Period, primarily due to the effect of the Business Combination partially offset by reductions in capital expenditures in the aforementioned 2018 periods as compared to capital expenditures in the 2017 Predecessor Period. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows from financing activities, aggregating the Successor Period and the 2018 Predecessor Period, provided cash of $112.0 million compared to cash used of $8.9 million for the 2017 Predecessor Period. Cash flows from financing activities increased $120.9 million in the aforementioned 2018 periods compared to the 2017 Predecessor Period, primarily due to proceeds issuance of shares ($48.3 million), lines of credit and other debt of $143 million, partially offset by impacts from the business combination and dividends paid to shareholders in the 2018 Predecessor Period.

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Credit Facilities

As of and after September 30, 2018, we had the following principal credit facilities and instruments outstanding or available:

●	Hana Loan: NESR entered into a $50.0 million unsecured loan with Hana Investments on June 5, 2018 (the “Hana Loan”). The Hana Loan matures on December 17, 2018 and can be prepaid at any time in cash or NESR ordinary shares at a conversion rate of $11.244 per share, at the election of the lender after NESR delivers five business days’ notice of its intent to repay the Hana Loan. The Hana Loan will accrue interest at the greater of (i) an amount equal to $4.0 million through the maturity date or prorated if the loan is prepaid and (ii) at a rate per annum equal to One Month ICE LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or when prepaid. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, resulting in the issuance of 53,362 shares at closing of the Business Combination. In addition, Hana Investments has a right to convert the principal of the Hana Loan into NESR ordinary shares on or prior to maturity at a conversion rate of $11.244 per share. If as a result of exercising any conversion rights in the Hana Loan, Hana Investments’ total share ownership equals or exceeds 20% of the then-outstanding NESR shares, then the conversion of any amount into NESR ordinary shares will be contingent upon NESR receiving any required shareholder approval for such issuance of NESR ordinary shares under applicable NASDAQ rules. If the lender elects repayment in cash, we may repay the Hana Loan with cash on hand or borrowings under our credit facilities or use proceeds from other debt incurrences. We may also seek to extend the maturity date of the Hana Loan subject to approval by the lender.

●	Murabaha Credit Facilities: NPS entered into a syndicated Murabaha (an Islamic financing structure where a set fee is charged rather than interest) facility for $150.0 million (the “NPS Murabaha Credit Facility”), which was fully drawn, on November 26, 2014, with an original maturity date in 2020. The NPS Murabaha Credit Facility was amended in May 2017 to extend the maturity date to May 28, 2025. The facility is repayable in quarterly installments ranging from $1.1 million to $57.9 million commencing from August 1, 2019 with the last installment until, and on, the maturity date. The facility carries a stated interest rate of three months LIBOR plus a fixed profit margin of 3.25% per annum and was partially secured by a personal guarantee of one individual shareholder on a pro-rata basis with his shareholding percentage. Letters of awareness were executed by the corporate shareholders as credit support for the Amended NPS Murabaha Credit Facility. Effective upon closing of the Business Combination, NESR executed guarantees of the borrowings outstanding and additional borrowings under the facility, and NESR guaranteed the facility upon the consummation of the Business Combination. The facility contains customary events of default and covenants, which, among other things, require the maintenance of a total debt-to-total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of our assets or those of a significant subsidiary and limit the amount of our subsidiaries’ indebtedness. As of September 30, 2018, we were in compliance with all of the facility’s covenants.

●	NPS term facility: NPS entered into a $50.0 million term facility (the “NPS Term Loan”) on February 4, 2018 with Arab Petroleum Investors Corporation (“APICORP”). The loan was repayable by August 1, 2018. The facility carried a stated interest rate of one-month LIBOR plus a fixed profit margin of 1.50% per annum or $0.9 million until August 1, 2018. This facility was repaid on July 3, 2018 with the proceeds from the Bilateral Term Facility described below.

●	Term loan from Ahli Bank: GES has a term loan of $4.4 million from Ahli Bank. This loan is repayable in nine quarterly installment starting seven months from the first drawdown until December 2019 and carries interest at the rate 3 months / 6 months LIBOR + 4% per annum. $2.9 million of this loan is outstanding at September 30, 2018. This term loan has covenants which include, among others, certain financial ratios to be maintained including maintaining a minimum debt service coverage ratio of 1.25.

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●	GES Term Loan: We are the guarantor of certain GES term loans with the National Bank of Oman, including a Tranche A, under which $29.6 million was outstanding at September 30, 2018 $13.3 million of which short-term, and is repayable by equal quarterly installments through maturity in July 2020. In 2017, a $20.0 million Tranche B facility was obtained by GES, of which $4.1 million was outstanding at September 30, 2018 $3.3 million of which short-term. Tranche B is repayable in equal quarterly installments starting 18 months from the first drawdown through maturity in June 2022. Tranche A and Tranche B are subject to interest at the rate of LIBOR plus a spread of 3.50% per annum. Tranche A and Tranche B contain customary covenants including, among others, certain financial ratios to be maintained by GES, including a minimum debt service coverage ratio.

●	Bilateral Term Facility: We entered into a bilateral term credit facility for $50.0 million on July 3, 2018 (the “Bilateral Term Facility”), which was fully drawn down at closing. As of July, 3, 2018, we had borrowings under the credit facility of $50.0 million, $12.5 million of which was short-term. The facility is repayable in 16 equal quarterly installments commencing in September 2018 through maturity in May 2022. The facility bears interest at three-month LIBOR plus a spread of 2.75% per annum and contains customary events of default and covenants, including a requirement that we maintain a gearing ratio of 1.5 to 1 (calculated as the ratio of our total debt and equity to our total debt).

●	SABB 187.5 Million SAR Term Loan Facility: We are the guarantor of a term loan facility entered into by a subsidiary of NPS with The Saudi British Bank for SAR 187.5 million ($50.0 million) (the “NPS SABB Facility”) on July 9, 2018. The facility carries a stated interest rate of Saudi Arabian Interbank Offered Rate plus 2.75% per annum and is repayable in 15 equal quarterly installments commencing in September 2018 and ending upon maturity in February 2022. As of September 30, 2018, we had drawn SAR 187.5 million $50.0 million under the facility. The facility contains certain customary covenants, which among other things, require the NPS subsidiary to maintain a certain total debt to total capitalization ratio.

Capital Resources

In the next twelve months, we believe cash on hand, cash flows from operating activities and the available credit facilities, including at our subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. If necessary, we may use short-term debt to fund cash needs in various countries in excess of the cash generated in those specific countries.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or a combination thereof, or may issue equity directly to the sellers. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

Other Factors Affecting Liquidity

Guarantee agreements. In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, which totaled $39 million and $28.4 million as of September 30, 2018 and as of December 31, 2017, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition. Over 70% of our revenue is attributable to three major oil company customers. Two of our largest customers, Saudi Aramco and PDO, are owned by the governments of Saudi Arabia and Oman, respectively. It is customary for Saudi Aramco to delay payments of a portion (10%) of receivables until all taxes due within the country are fully paid and settled.

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Dividend Policy

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board of Directors. In addition, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection with our indebtedness.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements have had, or are likely to have, a material effect on our consolidated financial statements.

As of September 30, 2018, we had no material off-balance sheet financing arrangements other than normal operating leases. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

Contractual Obligations

The information in the Proxy Statement under the sections titled “NPS Management’s Discussion and Analysis of Financial Condition and Results of Operations-Contractual Obligations” and “GES Management’s Discussion and Analysis of Financial Condition and Results of Operations-Contractual Obligations” is incorporated by reference herein. For additional information about our contractual obligations, refer to “Liquidity and Capital Resources-Contractual Obligations” in the Second Quarter Report. As of September 30, 2018, there were no material changes to this disclosure regarding our contractual obligations made in the Second Quarter Report.

Critical Accounting Policies and Estimates

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We believe that the following are the critical accounting estimates used in the preparation of our unaudited condensed consolidated interim financial statements. There are other items within our unaudited condensed consolidated interim financial statements that require estimation and judgment, but they are not deemed critical as defined above. This discussion and analysis should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes included in this Report.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The goodwill relating to each reporting unit is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. We perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If we determine, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If we determine, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value.

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Intangible assets

Our intangible assets with finite lives consist of customer contracts, trademarks and trade names, and software acquired in connection with the Business Combination. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit, ranging from eight to 10 years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. We assess the recoverability of the carrying amount by preparing estimates of future revenue, margins, and cash flows. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of assets involves significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, we could be required to recognize impairment charges in the future. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models.

Revenue recognition

Our revenues are generated principally from providing services and the related equipment. Revenues are recognized when the services are rendered, and collectability is reasonably assured. Revenues from services and equipment are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. Rates for services and equipment are priced on a per day, per unit of measure, per man hour or similar basis. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income. Services performed but not billed at the end of the reporting period are classified as unbilled revenues. The unbilled revenues for services performed are calculated based on the rates stated in the purchase orders or contracts with the customers. The unbilled revenues are typically billed within one to six months depending on the nature of customer contract.

Income taxes

Income tax expense represents the sum of current tax and deferred tax. Interest and penalties relating to income tax are also included in the income tax expense. Income tax is recognized in the statements of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profit for the period. Taxable profit differs from net profit as reported in the statements of operations because it is determined in accordance with the rules established by the applicable taxation authorities. It therefore excludes items of income or expense that are taxable or deductible in other periods as well as items that are never taxable or deductible. Our liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences except:

●	where the deferred tax liability arises on the initial recognition of goodwill;

●	where the deferred tax liability arises on the initial recognition of an asset or liability in a transaction that is not a Business Combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss; and

●	In respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint arrangements, where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized except where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss. In respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

The computation of our income tax expense and liability involves the interpretation of applicable tax laws and regulations in many jurisdictions throughout the world. The resolution of tax positions taken by us, through negotiations with relevant tax authorities or through litigation, can take several years to complete and in some cases, it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine provisions for income taxes. In addition, we have carry-forward tax losses and tax credits in certain taxing jurisdictions that are available to offset against future taxable profit. However, deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. Management judgment is exercised in assessing whether this is the case and estimates are required to be made of the amount of future taxable profits that will be available.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location’s functional currency.

US dollar balances in the UAE, KSA, OMR and Qatar entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in Algerian Dinar, Libyan Dinar, Indian Rupee and Indonesian Rupiah. However, customer contracts in these countries are largely denominated in U.S. dollars.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable and other receivables and certain other assets (such as bank balances) as reflected in our consolidated balance sheet, with the maximum exposure equaling the carrying amount of these assets in the consolidated balance sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to national oil companies in the MENA and APAC regions.

Liquidity risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or liabilities. We maintain cash flow forecasts to monitor our liquidity position.

Accounts payable are normally settled within the terms of purchase from the supplier. We believe cash on hand, cash flows from operating activities and the available credit facility will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies.

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Market Risk

We are exposed to market risks primarily from changes in interest rates on our long-term borrowings as well as fluctuations in foreign currency exchange rates applicable to our foreign subsidiaries and where local exchange rates are not pegged to the U.S. dollar (Algeria, Libya and Iraq). However, the foreign exchange risk is largely mitigated by the fact that all customer contracts are denominated in U.S. dollars.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

ITEM 4. INTERNAL CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected.

Material Weakness identified as of December 31, 2017

As of the year ended December 31, 2017, management identified a material weakness in our Predecessor’s internal controls over financial reporting related to deficiencies in the financial statement close processes. We are addressing the material weakness through hiring additional experienced professionals and evaluating our financial reporting process, including our policies and procedures.

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

We are not and have not been involved in any material legal proceedings, other than ordinary litigation incidental to our business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time we are not a party to any legal proceeding or investigation that, in the opinion of management, is likely to have a material adverse effect on our business, financial condition or results of operations.

There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial shareholder of more than five percent of voting securities, is an adverse party or has a material interest adverse to the above-mentioned companies’ interest.

Item 1A. Risk Factors.

Risks Relating to Our Business and Operations

There are several factors that affect our business and operations, many of which are beyond our control. In addition to information set forth in this Report, careful consideration should be given to the risk factors discussed under the caption “Risk Factors” in Part II, Item 1A of the Second Quarter Report. Such risks are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also have a material adverse effect on our business operations.

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SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: November 8, 2018		/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 8, 2018		/s/ Melissa Cougle
	Name:	Melissa Cougle
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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